                                                  Registration No.

==============================================================================
                     SECURITIES AND EXCHANGE COMMISSION

                             -------------------
                                  FORM S-2
                           REGISTRATION STATEMENT
                                    Under
                         THE SECURITIES ACT OF 1933

                             -------------------
                       GRAYBAR ELECTRIC COMPANY, INC.
                                     AND
      D. E. DESOUSA, L. R. GIGLIO, T. S. GURGANOUS, R. D. OFFENBACHER,
   R. A. REYNOLDS, JR., VOTING TRUSTEES UNDER THE VOTING TRUST AGREEMENT,
        DATED AS OF APRIL 1, 1997, RELATING TO COMMON STOCK ISSUED BY
                       GRAYBAR ELECTRIC COMPANY, INC.
         (Exact name of registrants as specified in their charters)

                     New York                                 13-0794380
(State or other jurisdiction of incorporation    (I.R.S. Employer Identification No.
     of Graybar Electric Company, Inc.)           of Graybar Electric Company, Inc.)

     34 North Meramec Avenue, St. Louis, Missouri 63105, (314) 573-9200 (Address, including zip code, and telephone number, including area code, of principal executive offices of Graybar Electric Company, Inc. and of the Voting Trustees)
                              T. F. DOWD, Esq.
                Vice President, Secretary and General Counsel
          Graybar Electric Company, Inc., 34 North Meramec Avenue,
                          St. Louis, Missouri 63105
                               (314) 573-9200
 (Name, address, including zip code, and telephone number, including area code, of agent for service for Graybar Electric Company, Inc. and the Voting Trustees)
                             -------------------
                                  Copy to:
                             JOHN H. DENNE, Esq.
                            Winston & Strawn LLP
                  200 Park Avenue, New York, New York 10166

                             -------------------
      Approximate date of commencement of proposed sale to the public:
                              October 17, 2005.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/ /
    ----------------

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                  ---------------
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                  ---------------
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                             -------------------

                                              CALCULATION OF REGISTRATION FEE
===========================================================================================================================
                                                                       Proposed           Proposed
                                                                       maximum             maximum          Amount of
 Title of each class of securities to             Amount to be      offering price   aggregate offering    registration
             be registered                         registered          per unit             price              fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock (par value $1 per share)..........   650,000 shs.           $20             $13,000,000        $1,530.10
---------------------------------------------------------------------------------------------------------------------------
Voting Trust Certificates (1)..................       --                  --                  --                --
===========================================================================================================================

(1) Representing the shares of Common Stock offered hereunder.

     The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

P R O S P E C T U S
-------------------

                               650,000 SHARES
                       GRAYBAR ELECTRIC COMPANY, INC.

                              ----------------
                                Common Stock
                                 and related
                          Voting Trust Certificates
                                 offered to
     Employees and Qualified Retirees of Graybar Electric Company, Inc.
                                  under the
                    THREE-YEAR COMMON STOCK PURCHASE PLAN

                              ----------------

              Graybar is offering an aggregate of up to 650,000 shares of Common Stock and related Voting Trust Certificates to eligible employees and qualified retirees under the second-year offering pursuant to the Three-Year Common Stock Purchase Plan. If you are eligible to subscribe, you may purchase shares by completing a Subscription Agreement in the manner set forth in this Prospectus. If you currently own Graybar Common Stock and did not elect to participate in the Voting Trust established by the 1997 Voting Trust Agreement, you will receive stock certificates representing the shares you purchase. Otherwise, the shares you purchase will be deposited in the Voting Trust and Voting Trust Certificates will be issued to you. Approximately 95% of the presently outstanding Common Stock is held in the Voting Trust. The Voting Trust Agreement is described under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

              Subscriptions will be irrevocable by their terms. However, if your employment terminates for any cause other than retirement on a pension (other than a deferred pension), your subscription will be canceled as to shares not yet issued. The Company has the option to repurchase, at $20.00 per share, shares of Common Stock owned by you or Voting Trust Certificates representing them in the event you desire to sell, transfer or otherwise dispose of them or in the event of your death or termination of your employment otherwise than by retirement on a pension (other than a deferred pension). See "The 2005 Offering," "The Three-Year Common Stock Purchase Plan" and "Description of Common Stock -- Repurchase Option."

                              ----------------

             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR
       ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF
 THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ----------------

================================================================================================================
                                                           Underwriting Discounts         Proceeds to the
                                   Price to Public            and Commissions                 Company
----------------------------------------------------------------------------------------------------------------
Per Unit...................              $20                        None                        $20
----------------------------------------------------------------------------------------------------------------
Total......................            650,000                      None                    $13,000,000
================================================================================================================

              The proceeds to Graybar are before the deduction of expenses payable by us estimated at $100,000. To the extent that subscription rights are not exercised, the proceeds will be reduced by $20 for each share not subscribed for. To the extent that shares are purchased under the installment method, receipt of the proceeds will be deferred. See "The 2005 Offering."

                              ----------------
              The date of this Prospectus is October 17, 2005.

                           -----------------------

                              TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Prospectus Summary                                                        3
The Three-Year Common Stock Purchase Plan                                 7
The 2005 Offering                                                         8
Purpose of Issue                                                         11
Capitalization                                                           12
Selected Historical Consolidated Financial Data                          13
Management's Discussion and Analysis of Financial Condition and
  Results of Operations                                                  14
Dividends                                                                21
Business                                                                 22
Management                                                               25
Description of Common Stock                                              26
Description of Delegated Authority Preferred Stock                       27
Information Concerning the Voting Trustees                               29
Summary of Certain Provisions of the Voting Trust Agreement              32
Legal Matters                                                            35
Experts                                                                  35
Where You Can Find More Information                                      35
Index to Consolidated Financial Statements                              F-1
Three-Year Common Stock Purchase Plan                                Exhibit A

                           ----------------------

o You should only rely on the information contained or incorporated by reference in this Prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

o We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

o You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only.

o This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

                             PROSPECTUS SUMMARY

         Because this is a summary, it does not contain all the information that may be important to you. You should read the entire Prospectus before you decide whether to subscribe for Common Stock.

THE PLAN

         This Offering is being made under the Three-Year Common Stock Purchase Plan (the "Plan"), which allows for the offer and sale of up to an aggregate of 2,000,000 shares in annual offerings in 2004, 2005 and 2006. In the 2004 offering pursuant to the Plan, 450,000 shares were offered to eligible employees and retirees and 268,772 shares were subscribed for. The terms of this offering, which are described herein, are substantially the same as the terms for the 2004 offering and it is expected that the terms for the offering to be made in 2006, which will be established by the Board of Directors at that time, will be similar. The text of the Three-Year Common Stock Purchase Plan, which was approved by the directors on March 11, 2004 and by the stockholders on June 10, 2004, is attached as Exhibit A.

         Each annual offering affords, with certain limited exceptions, each person who on September 30 of the year in which the offering is being conducted has been an active, full-time employee of the Company or Commonwealth Controls Corporation continuously since March 31 of that year or who was an active, full-time employee on March 31 and retired thereafter on a pension (except a deferred pension), or who is one of certain eligible retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004, an opportunity to purchase shares of Common Stock.

         Shares of Common Stock subscribed for pursuant to the terms of the Plan will, upon issuance, be deposited in the Voting Trust established by the Voting Trust Agreement and Voting Trust Certificates will be issued in respect thereof, except that subscribers who prior to the offering are already shareholders of record who elected not to participate in the Voting Trust Agreement will receive stock certificates representing the shares for which they subscribe.

         All subscribed shares of Common Stock will be issued and held subject to the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation of the Company, as amended, which, among other things, provide the Company the option to repurchase shares of its Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any holder of Common Stock wants to sell, transfer or otherwise dispose of any of his or her shares of such Common Stock, or in the event of his or her death or in the event of termination of his or her employment other than by retirement on a pension (except a deferred pension). The Voting Trust Certificates to be issued under the Voting Trust Agreement will provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions (including all restrictions) upon which Common Stock of the Company is issued and held. Each subscriber by completing a Subscription Agreement will specifically agree to be bound by the provisions of the Restated Certificate of Incorporation and will agree that all Common Stock or Voting Trust Certificates held by such subscriber shall be subject to these provisions.

         The Plan provides that no corporate action that would result in a distribution of Common Stock or other assets of the Company to its shareholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) will be taken after January 12, 2006 without first giving notice of such proposed action to subscribers who have not then completed their installment payments on the Common Stock for which they have subscribed. Such subscribers will be granted 20 days to accelerate their payments on such Common Stock in order that they may obtain the benefits of such action.

THE 2005 OFFERING (See pp. 8 to 10)

         We are offering eligible employees and retirees the right to subscribe for an aggregate of up to 650,000 shares of Common Stock at $20.00 per share pursuant to the Plan. Subject to certain limited exceptions, you are eligible to subscribe if you were an active, full-time employee of the Company or Commonwealth Controls Corporation on March 31, 2005, and thereafter either (a) on September 30, 2005 had been continuously employed since March 31, 2005 by the Company or Commonwealth Controls, or (b) prior to October 1, 2005 had retired on a pension (except a deferred pension). If you retired on a pension (except a deferred pension) on or before March 31, 2005, you are eligible to subscribe for shares in this offering if you were an active, full-time employee of the Company or Commonwealth Controls Corporation on March 31, 2004. The maximum number of shares that you may purchase is one share for each $750 of your base salary rate at March 31, 2005 if you were then an active, full-time employee or if you retired during the first quarter of 2005; if you retired after March 31, 2004 but on or before December 31, 2004, the rate in effect on March 31, 2004 will be used, increased by the applicable multiplier specified below. The number of shares you may purchase will be reduced on a pro rata basis in the unlikely event that the aggregate number of shares subscribed for by all employees exceeds 650,000.

         The offering will remain open from October 17, 2005 to 5:00 p.m., Central Standard Time, on December 9, 2005. You have the option of paying for and receiving all of the shares subscribed for on or before January 12, 2006, or paying for and receiving all shares on an installment basis.

         If chosen, installment payments will commence with the second bi-weekly payroll payment date in January 2006 and end with the last bi-weekly payroll payment date in November 2006. Shares paid for in full will be issued as of January 12, 2006. Shares paid for in installments will be issued of record by the tenth day of March, June and September and the fifteenth day of December to the extent they have been fully paid for. Subscribers who elected to use payroll deduction have the right at any time (except during the first ten days of March, June and September) to pay the full remaining amount due and, upon any such accelerated payment, certificates will be issued representing the fully paid shares and the payroll deduction will no longer apply.

         The number of shares to be offered to each eligible subscriber in 2005 will be determined by dividing the applicable base salary rate of the subscriber by $750 and multiplying that amount by the applicable multiplier shown in the following table based on your salary classification at the applicable date:



         GRADE/BAND CLASSIFICATIONS                               MULTIPLIER
         --------------------------                               ----------

         Executives EX1 through EX5                                  3.00
         Grades 17, 18, 19 and 20 and Band M1                        2.50
         Grades 15 and 16 and Band M2                                2.25
         Grades P and Q                                              1.90
         Grades N and O                                              1.85
         Grade 14 or below covered either by the
         Management Incentive Plan or the
         Sales Incentive Plan and Band M3                            1.75
         Grades J, K, L and M                                        1.50
         All others                                                  1.25

         The Board of Directors determined the appropriate number of shares to be offered to each eligible employee and eligible retiree of Commonwealth Controls Corporation using salary classifications comparable to those listed in the table above.

         The proceeds from the offering will be added to working capital, in part to replenish amounts previously used to repurchase outstanding shares of Common Stock (or Voting Trust Certificates representing them) pursuant to our repurchase option. From January 1, 2005 through July 31, 2005, the Company repurchased 205,028 shares (or Voting Trust Certificates representing them) for an aggregate purchase price of $4,100,560. To the extent that shares offered are not subscribed for by employees, they will not be offered for sale to anyone else and the number of shares sold and the proceeds received will be correspondingly reduced.

BUSINESS (See pp. 22 to 24)

         Graybar was formed in 1925 and is wholly owned by its present and retired employees. We are engaged internationally in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. All products sold by us are purchased by us from others.

         We distribute approximately 1.2 million products (stockkeeping units) of more than 4,600 manufacturers through a network of distribution facilities located in 13 geographical districts throughout the United States. In addition, we maintain 12 zone warehouses with both standard and specialized inventory products. The zone warehouses replenish the inventories carried at the distribution facilities and make shipments directly to customers. We also have subsidiary operations with distribution facilities located in Puerto Rico, Mexico and Canada.

         Graybar is 100% owned by our active and retired employees. At July 31, 2005, 5,511,014 shares of Common Stock were issued and outstanding and 101,092 shares subscribed for pursuant to the 2004 offering under the Plan remained to be paid for on the installment method and had not been issued. An additional 232,006 shares of Common Stock had been acquired and were held in treasury. Approximately 95% of the issued and outstanding shares of Common Stock were held of record by D. E. DeSousa, L. R. Giglio, T. S. Gurganous, R. D. Offenbacher and R. A. Reynolds, Jr. as Voting Trustees under the Voting Trust Agreement among the Voting Trustees, the Company and the stockholders of the Company who have elected to participate therein (the "Participating Stockholders"). Under the Voting Trust Agreement, Participating Stockholders have deposited their certificates representing shares of Common Stock with the Voting Trustees and have been issued Voting Trust Certificates representing those shares. The Voting Trust was established to permit the owners of shares of Common Stock to act together concerning the management of Graybar and the voting on certain matters presented to the stockholders.

         Our address and telephone number are 34 North Meramec Avenue, St. Louis, Missouri 63105 (314-573-9200). The mailing address of our principal executive offices is P.O. Box 7231, St. Louis, Missouri 63177.

THE VOTING TRUST AGREEMENT (See pp. 32 to 34)

         Approximately 95% of the outstanding Common Stock is held in a Voting Trust established by a Voting Trust Agreement that became effective on April 1, 1997. Common Stock that you purchase will be deposited in the Voting Trust and Voting Trust Certificates representing them will be issued to you unless you currently are a stockholder who elected in 1997 not to participate in the Voting Trust with respect to the shares you currently hold. In that case, you will receive stock certificates representing any additional shares that you purchase.

         The Voting Trust Agreement will expire on March 31, 2007 unless sooner terminated. The Voting Trustees are entitled in their discretion and using their best judgment to vote on the election of directors and the ratification, approval or disapproval of any other action or proposed action of the Company, except that the Voting Trustees may not vote on the merger or consolidation of Graybar into or with another corporation, the sale of all or substantially all of our assets or our liquidation or dissolution without the consent of the holders of Voting Trust Certificates representing at least 75% of the aggregate number of shares then deposited under the Voting Trust Agreement. The Voting Trustees are not entitled to sell, transfer, or otherwise dispose of shares deposited with them other than to return them to Participating Shareholders in accordance with the Voting Trust Agreement.

         Holders of Voting Trust Certificates will receive cash dividends paid on Common Stock beneficially owned by them and held by the Voting Trustees. Any Common Stock paid as a stock dividend will be deposited in the Voting Trust and Voting Trust Certificates will be issued to the beneficial owner of the Common Stock upon which the stock dividends are paid.

SELECTED FINANCIAL INFORMATION
(See pp. 13 to 20 and pp. F-1 to F-16)

         The following table sets forth certain financial data for the last five years ended December 31, 2004 and the six-month periods ended June 30, 2004 and 2005. The data, insofar as it relates to each of the years 2000-2004, has been derived from our audited consolidated financial statements, including the consolidated balance sheets at December 31, 2003 and 2004 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2004 and the notes thereto included elsewhere in this Prospectus, that have been audited by Ernst & Young LLP. The data for the six months ended June 30, 2004 and 2005 has been derived from our unaudited consolidated financial statements also appearing in this Prospectus. In the opinion of management, the six-month data includes all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results for the unaudited interim periods. Interim results are not necessarily indicative of results for a full year. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The Net Income per share information has been adjusted for the declaration of a 5% stock dividend in 2000.

                                                                                                              SIX MONTHS ENDED
                                                                                                                  JUNE 30,
                                                         YEARS ENDED DECEMBER 31,                               (UNAUDITED)
                                       ------------------------------------------------------------          ------------------
                                       2000          2001          2002          2003          2004          2004          2005
                                       ----          ----          ----          ----          ----          ----          ----
                                                (In thousands, except for per share data)
INCOME STATEMENT DATA:
   Net Sales                     $5,218,337    $4,816,482    $3,974,892    $3,802,452    $4,079,553    $1,980,218    $2,037,413
   Income Before Cumulative
     Effect of Change in
      Accounting Principle           66,157        31,688        11,401         8,465        14,018        10,234        11,623
   Cumulative effect of
    change in accounting
    principle, net of $3,587
    tax benefit                         ---           ---           ---           ---           ---           ---        (5,634)
   Net Income                        66,157        31,688        11,401         8,465        14,018        10,234         5,989
   Per share of common
    stock:
   Income Before Cumulative
    Effect of Change in
    Accounting Principle              10.84          5.42          1.83          1.41          2.46          1.77          2.09
   Net Income per share of
    common stock                      10.84          5.42          1.83          1.41          2.46          1.77          1.08
   Cash dividends                      2.00          2.00          2.00          2.00          2.00           .60           .60

                                                                                        JUNE 30,
                                                                     DECEMBER 31,         2005
                                                                        2004          (UNAUDITED)
                                                                     ------------     -----------
                                                                              (IN THOUSANDS)

BALANCE SHEET DATA:

   Working capital                                                    $  396,589      $  418,947
   Total assets                                                        1,451,372       1,490,217
   Long-term debt                                                        205,603         268,809
   Total liabilities                                                   1,059,008       1,095,556
   Shareholders' Equity                                                  392,364         394,661

                  THE THREE-YEAR COMMON STOCK PURCHASE PLAN

         The Plan provides that the Company may offer eligible employees, including officers, of the Company and its wholly owned subsidiary, Commonwealth Controls Corporation and certain eligible retirees, the right to subscribe for shares of Common Stock of the Company at a price of $20.00 per share in each of the years 2004, 2005 and 2006. In the 2004 offering pursuant to the Plan, 450,000 shares were offered and 268,772 shares were subscribed for (of which 101,092 are being paid for on the installment method and have not yet been issued). The maximum number of shares that may be issued pursuant to the Plan is 2,000,000.

         Each annual offering affords eligible, active, full-time employees of the Company and Commonwealth Controls Corporation, and certain eligible retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004, an opportunity to purchase shares of Common Stock. The eligibility conforms with the policy initially adopted when the Company's active employees acquired all of its Common Stock from Western Electric Company and continuously followed since then. Accordingly, with certain limited exceptions, holders of Common Stock or Voting Trust Certificates who on September 30 of the applicable year are not active, full-time employees of the Company or Commonwealth Controls Corporation continuously employed by the Company or Commonwealth Controls Corporation since March 31 of that year will not be entitled to participate in the Plan, with the exception of (a) active, full-time employees who retire on a pension (except a deferred pension) on or after March 31 and prior to October 1 of the year in which the offering is made, and (b) in order to permit a transition to annual offerings, persons who were active, full-time employees at March 31, 2004 and who retired on a pension (other than a deferred pension) prior to October 1 of the applicable year who will also be eligible to participate in the offerings made in 2005 and 2006. The Company is offering to sell up to 650,000 shares of Common Stock in 2005. The number of shares of Common Stock to be offered in 2006 will be determined by the Board of Directors. It is contemplated that the terms of the 2006 offering will be substantially the same as those described below for the 2005 offering.

         Under the Plan, subscribers will have the option of paying in full on or before a designated date in the January following the year of the offering for all shares subscribed for or agreeing to make payments for all shares subscribed for in equal installments through payroll deductions (or direct monthly payments in certain cases where subscribers are no longer on the Company's or Commonwealth Controls Corporation's regular payroll). Installment payments would commence with the second bi-weekly payroll payment date in January of the year following the offering and end with the last bi-weekly payroll payment date in November of that year. Shares paid for in full will be issued as of January of the year following the offering. Shares paid for in installments will be issued of record by the tenth day of March, June and September and the fifteenth day of December to the extent they have been fully paid for.

         Shares of Common Stock subscribed for pursuant to the terms of the Plan will, upon issuance, be deposited in the Voting Trust established by the Voting Trust Agreement and Voting Trust Certificates will be issued in respect thereof, except that subscribers who prior to the offering are already shareholders of record who elected not to participate in the Voting Trust Agreement with respect to the shares they currently hold will receive stock certificates representing the shares for which they subscribe.

         All subscribed shares of Common Stock will be issued and held subject to the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation of the Company, as amended, which, among other things, provide the Company the option to repurchase shares of its Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any holder of Common Stock wants to sell, transfer or otherwise dispose of any of his or her shares of such Common Stock, or in the event of his or her death or in the event of termination of his or her employment other than by retirement on a pension (except a deferred pension). The Voting Trust Certificates to be issued under the Voting Trust Agreement will provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions (including all restrictions) upon which Common Stock of the Company is issued and held. Each subscriber by completing a Subscription Agreement will specifically agree to be bound by the provisions of the Restated Certificate of Incorporation and will agree that all Common Stock or Voting Trust Certificates held by such subscriber shall be subject to these provisions.

         The Plan provides that no corporate action that would result in a distribution of Common Stock or other assets of the Company to its shareholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) will be taken after January 12, 2006 without first giving notice of such proposed action to subscribers who have not then completed their installment payments on the Common Stock for which they have subscribed. Such subscribers will be granted 20 days to accelerate their payments on such Common Stock in order that they may obtain the benefits of such action. Subscribers who elected to use payroll deduction have the right at any time (except during the first ten days of March, June and September) to pay the full remaining amount due, and upon any such accelerated payment, certificates will be issued representing the fully paid shares and the payroll deduction will no longer apply.

         This Plan shall remain in effect until January 31, 2007 unless terminated prior thereto by the Board of Directors of the Company, and thereafter insofar as the provisions relate to shares of Common Stock subscribed for under the installment payment method as described in the Plan.

                              THE 2005 OFFERING

         The 2005 offering is the second annual offering made under the Plan. The Company is offering to sell to eligible, active, full-time employees and retirees up to 650,000 shares.

EMPLOYEES ENTITLED TO SUBSCRIBE.

         With certain exceptions described below, each person who on September 30, 2005 was an active, full-time employee of the Company or Commonwealth Controls Corporation and had been continuously employed by the Company or Commonwealth Controls Corporation since March 31, 2005, or who on March 31, 2005 was such an active employee and thereafter retired on a pension (other than a deferred pension) prior to October 1, 2005, and each person who on March 31, 2004 was an active, full-time employee of the Company or Commonwealth Controls Corporation and who retired on a pension (except a deferred pension) on or after March 31, 2004 and prior to March 31, 2005, is entitled to subscribe for the number of shares of the Company's Common Stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), determined pursuant to Section 3 of the Plan, at the price of $20.00 per share. Such persons are sometimes referred to as "eligible participants" and after completing a Subscription Agreement are referred to as "subscribers"; provided, however, that the term "eligible participants" shall not be deemed to include: (a) those who receive pensions (other than eligible persons who retired on or after March 31, 2004, or retainers, whether or not currently employed, (b) those who are employed solely on a contract basis or who by written agreement have released all stock subscription rights, or (c) those included in a collective bargaining unit represented by a labor organization where the agreement between the Company or Commonwealth Controls Corporation and the labor organization excludes such persons from subscribing for Common Stock of the Company.

PERIOD FOR AND METHOD OF MAKING SUBSCRIPTION.

         Any eligible participant desiring to subscribe for shares of Common Stock shall either complete and sign a Subscription Agreement in the form approved for such purpose and file it on or before December 9, 2005, with the Secretary at the executive offices of the Company, P.O. Box 7231, St. Louis, Missouri 63177 or complete and submit an on-line subscription in the manner set forth at www.planenrollments.com/gbe. No subscription shall be effective and binding unless and until accepted by the Company at its executive offices. The Company reserves the right to reject any subscription not received prior to the close of business on December 9, 2005.

DETERMINATION OF NUMBER OF SHARES FOR WHICH AN ELIGIBLE EMPLOYEE IS ENTITLED TO SUBSCRIBE.

         The maximum number of shares for which an eligible participant may subscribe shall be determined as follows.

         The Subscription Right of each eligible participant, subject to increase as provided in Section 3.2 and reduction as provided in Section 3.3 of the Plan, shall be one (1) share for each $750 of your annual salary rate in effect on March 31, 2005 if you were then an active, full-time employee or if you are eligible and retired during the first quarter of 2005 or March 31, 2004 if you are eligible and retired after March 31, 2004 but on or before December 31, 2004. Fractional shares resulting from this computation shall be disregarded.

         The number of shares determined in accordance with Section 3.1 of the Plan for eligible participants who were, on the applicable date, in the salary classifications listed below, be multiplied as follows:

              o Eligible Company participants in Executive classifications EX 1 through EX 5 -- 3.00 times;

              o Eligible Company participants in Grades 17 through 20 and Band M1 -- 2.50 times;

              o Eligible Company participants in Grades 15 and 16 and Band M2 -- 2.25 times;

              o   Eligible Company participants in Grades P and Q --
                  1.90 times;

              o Eligible Company participants in Grades N and O -- 1.85 times;

              o Eligible Company participants in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan and Band M3 -- 1.75 times;

              o Eligible Company participants in Grades J, K, L and M -- 1.50 times;

              o   All other eligible Company participants -- 1.25 times; and

              o Eligible participants who are employees of Commonwealth Controls Corporation -- As determined by the Board of Directors for each participant using the closest comparable salary classification then in effect at Commonwealth Controls Corporation.

Fractional shares resulting from the above computations shall be disregarded.

         In the unlikely event the aggregate number of shares subscribed for by all eligible employees were to exceed 650,000, the number of shares that each eligible employee will be entitled to purchase shall be reduced to a number determined by multiplying the number of shares such eligible employee has subscribed for (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is 650,000 and the denominator of which is the aggregate number of shares subscribed for by all eligible employees. Fractional shares resulting from such computation shall be disregarded.

         You may elect to pay for shares subscribed for in one of the following methods:

         o   All shares subscribed for on or before January 12, 2006,

         o All shares subscribed for through the installment method through payroll deductions (or if you are no longer on the Company's payroll, through direct monthly payments) over an 11-month period.

         Shares will be issued and Voting Trust Certificates delivered as of January 12, 2006, in the case of shares paid for on or before January 12, 2006, and on a quarterly basis as of the tenth day of March, June and September and the fifteenth day of December to the extent full payment has been made for shares being purchased under the installment method.

         All subscriptions will be irrevocable by their terms. However, if your employment terminates for any cause other than for retirement on a pension (except a deferred pension), your subscription will be canceled as to shares not yet issued. In that event, refund of any balance due to you shall be made in the following quarter. Except during the first ten days of March, June and September, if you elect to pay for shares under the installment method, you may prepay the balance due on all or a portion of the shares being paid for under that method. Upon prepayment, the shares so purchased shall be issued and the payroll deduction shall no longer apply to them.

         The Common Stock Purchase Plan provides that no corporate action that will result in a distribution of stock or other assets to our stockholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) shall be taken after January 12, 2006 without our first giving notice of the proposed action to subscribers under the Plan who shall not then have paid in full for the Common Stock for which they have subscribed. Those subscribers shall have a reasonable opportunity, not less than twenty days, to complete their payment on all shares subscribed for in order that they may obtain the benefits of the contemplated action.

         Under the terms of the Plan and your subscription agreement, Common Stock that you purchase will be deposited in the Voting Trust and you will receive Voting Trust Certificates in exchange unless you are a holder of record of Common Stock as of the date hereof and have elected not to participate in the Voting Trust Agreement with respect to these shares. In that case, you will receive certificates representing the number of shares of Common Stock that you purchase. For information concerning the Voting Trustees and the Voting Trust Agreement, see "Information Concerning the Voting Trustees" and "Summary of Certain Provisions of the Voting Trust Agreement." A copy of the Voting Trust Agreement is being sent, together with this Prospectus, to each eligible employee who is not either a Participating Stockholder or a holder of record of Common Stock.

LIMITATION ON TRANSFERABILITY

         The Restated Certificate of Incorporation grants the Company the option to repurchase Common Stock held by you, including Common Stock purchased under the Plan, at $20.00 per share if you desire to sell, transfer or otherwise dispose of those shares, or the Voting Trust Certificates representing them, or if you die or your employment terminates otherwise than by retirement on a pension (other than a deferred pension).

         The Company in the past always has exercised its repurchase option and expects to do so in the future. As a result, no public trading market exists for the Common Stock or the Voting Trust Certificates. If we should decide not to exercise our option at some point in the future, no assurance can be given that a public trading market in the Common Stock would develop. In that case, it might be difficult for you to sell your Common Stock or Voting Trust Certificates. Shares deposited in the Voting Trust may not be withdrawn before its expiration in 2007 or earlier termination of the Voting Trust. See "Common Stock Purchase Plan," "Description of Common Stock -- Repurchase Option" and "Summary of Certain Provisions of the Voting Trust Agreement -- Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances."

SUBSCRIPTION AGREEMENT

         If you desire to purchase shares of Common Stock, you must either complete and submit a Subscription Agreement on-line in the manner set forth at www.planenrollments.com/gbe or complete and sign a Subscription Agreement and mail it to the Secretary at:

                       Graybar Electric Company, Inc.
                                P.O. Box 7231
                          St. Louis, Missouri 63177
                            Attention: Secretary

The Company reserves the right to reject any subscriptions received after 5:00 p.m., Central Standard Time, on December 9, 2005.

                              PURPOSE OF ISSUE

         The Common Stock Purchase Plan affords an opportunity to active, full-time employees of the Company and Commonwealth Controls Corporation to purchase Common Stock under the policy formulated in 1929 when the Company became an employee-owned company through acquisition by its then employees of all its Common Stock from Western Electric Company, Incorporated.

         If fully subscribed, the net proceeds of the offering, after the deduction of estimated expenses, will be approximately $12,900,000. We intend to add the net proceeds to our working capital, in part to replenish amounts that have been used to repurchase Common Stock pursuant to our repurchase option. See "The Offering" and "Description of Common Stock -- Repurchase Option." From January 1, 2005 through July 31, 2005, the Company repurchased 205,028 shares (or Voting Trust Certificates representing them) for an aggregate purchase price of $4,100,560. Payments made for the Common Stock may also be applied to the repayment of short-term indebtedness incurred for working capital purposes and, to the extent not needed for that purpose, will be placed in our general funds or invested in short-term securities. We expect to continue to exercise our option to repurchase outstanding shares of Common Stock and to use working capital to make these purchases. To the extent shares offered under the Plan are not purchased, the number of shares sold and the proceeds received by us will be reduced. To the extent subscribers elect to purchase shares on a monthly payment basis under the installment method, receipt of the proceeds by us will be deferred.

                               CAPITALIZATION

         The following table sets forth our capitalization as of July 31, 2005 and as adjusted as of that date to reflect the sale of the Common Stock offered under the Common Stock Purchase Plan and our receipt of the net proceeds, assuming that all shares offered will be purchased. Because we are unable to estimate the number of shares that will be purchased under the installment method, the "As Adjusted" column assumes that no shares will be so purchased. A significant number of shares may be purchased under the installment method, in which event, the receipt of the proceeds will be deferred.

                                                                                                        AS
                                                                                   ACTUAL            ADJUSTED
                                                                                   ------            --------
                                                                                    (DOLLARS IN THOUSANDS)

SHORT-TERM DEBT:
   Short-term borrowings (1)                                                      $166,064           $153,164
   Current portion of long-term debt                                                32,108             32,108

LONG-TERM DEBT:
   7.49% note, unsecured, due in annual installments of $14,286
     through 2011                                                                 $ 71,428           $ 71,428
   Variable rate synthetic lease financing obligations, secured by
     facilities, due from July 2008 to December 2009                                70,906             70,906
   6.59% note, unsecured, due in semiannual installments of
     $3,750 through April 2013                                                      52,500             52,500
   7.36%  note, unsecured, maturing May 2011, installments of
     $3,095 due semiannually through 2010 with final payment
     of $3,094 due in 2011                                                          30,952             30,952
   6.65% note, unsecured, due in annual installments of $3,636
     through 2013                                                                   25,455             25,455
   Variable rate mortgages, secured by facilities, various maturities                3,264              3,264

CAPITAL STOCK:

   Common Stock, $1 par value, $20 stated value - authorized
     15,000,000 shares; outstanding 5,511,014 shares (2)                          $110,220           $123,220

------------------------
(1) The borrowings under short-term credit agreements consist of issuances of commercial paper and borrowings under bank lines of credit. We have a $100,000,000, 364-day Credit Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) that currently expires in July 2006. There were no amounts outstanding under the Credit Agreement at July 31, 2005.

     The Company has a $200 million accounts receivable securitization program that will expire in October 2006. The securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly owned, bankruptcy remote, special purpose subsidiary. GCC sells an undivided interest in the receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the accounts receivable through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the accounts receivable and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. Borrowings outstanding under the securitization program were $140,000,000 at July 31, 2005.

(2) Does not include 232,006 shares of Common Stock represented by Voting Trust Certificates and Common Stock certificates acquired and held in the Company's treasury. Approximately 95% of the shares of Common Stock outstanding are held under the Voting Trust Agreement.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

         The following data, insofar as it relates to each of the years 2000-2004, has been derived from our audited consolidated financial statements, including the consolidated balance sheets at December 31, 2003 and 2004 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2004 and the notes thereto included elsewhere in this Prospectus, that have been audited by Ernst & Young LLP. The data for the six months ended June 30, 2004 and 2005 has been derived from our unaudited consolidated financial statements also appearing in this Prospectus. In the opinion of management, the six-month data includes all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results for the unaudited interim periods. Interim results are not necessarily indicative of results for a full year. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                          SIX MONTHS ENDED
                                                                                                               JUNE 30,
                                                              YEAR ENDED DECEMBER 31,                        (UNAUDITED)
                                      ---------------------------------------------------------------  -------------------------
                                             2000         2001         2002         2003         2004         2004          2005
                                                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

SALES                                 $ 5,231,901  $ 4,829,862  $ 3,986,954  $ 3,813,272  $ 4,093,462  $ 1,985,960   $ 2,044,782
  Less--Cash discounts                    (13,564)     (13,380)     (12,062)     (10,820)     (13,909)      (5,742)       (7,369)
NET SALES                               5,218,337    4,816,482    3,974,892    3,802,452    4,079,553    1,980,218     2,037,413
COST OF MERCHANDISE SOLD               (4,271,745)  (3,934,719)  (3,229,791)  (3,067,986)  (3,295,772)  (1,584,760)   (1,639,586)
INTEREST EXPENSE                          (46,681)     (39,073)     (26,301)     (24,128)     (23,453)     (11,932)      (13,694)
PROVISION FOR INCOME TAXES
  Current                                 (44,395)     (22,915)      (7,233)       7,690      (12,772)      (3,636)          ---
  Deferred                                  1,196        3,302           14      (14,032)       2,843       (3,475)       (8,077)
    Total provision for income taxes      (43,199)     (19,613)      (7,219)      (6,342)      (9,929)      (7,111)       (8,077)
INCOME BEFORE CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING PRINCIPLE            66,157       31,688       11,401        8,465       14,018       10,234        11,623
Cumulative effect of change in
 accounting principle, net of $3,587
 tax benefit                                  ---          ---          ---          ---          ---          ---        (5,634)
NET INCOME                                 66,157       31,688       11,401        8,465       14,018       10,234         5,989
INCOME APPLICABLE TO COMMON
 STOCK                                     66,154       31,685       11,399        8,463       14,017       10,233         5,989
AVERAGE COMMON SHARES
 OUTSTANDING (A)                            6,101        5,846        6,245        5,993        5,709        5,786         5,562
INCOME PER SHARE OF
 COMMON STOCK BEFORE
 CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE (A)                   10.84         5.42         1.83         1.41         2.46         1.77          2.09
NET INCOME PER SHARE OF COMMON
 STOCK (A)                                  10.84         5.42         1.83         1.41         2.46         1.77          1.08
  Cash dividends per share                   2.00         2.00         2.00         2.00         2.00          .60           .60
RETAINED EARNINGS
  Balance, beginning of year              241,473      290,405      310,521      309,434      306,030      306,030       308,780
  Add--Net income                          66,157       31,688       11,401        8,465       14,018       10,234         5,989
                                          307,630      322,093      321,922      317,899      320,048      316,264       314,769
  Less dividends
    Preferred ($1.00 per share)                (3)          (3)          (2)          (2)          (1)          (1)          ---
    Common (in cash)                      (11,583)     (11,569)     (12,486)     (11,867)     (11,267)      (3,456)       (3,341)
    Common (in stock)                      (5,639)         ---          ---          ---          ---          ---           ---
                                          (17,225)     (11,572)     (12,488)     (11,869)     (11,268)      (3,457)       (3,341)
  Balance, end of period                  290,405      310,521      309,434      306,030      308,780      312,807       311,428

  Proceeds on stock subscriptions,
   shares unissued                             49          ---           50           45          ---           43           340
STOCK OUTSTANDING
  Preferred                                    57           51           45           43          ---          ---           ---
  Common                                  119,828      114,424      123,272      117,427      110,967      114,102       110,833
                                      $   410,339  $   424,996  $   432,801  $   423,545  $   419,747  $   426,952   $   422,601
Accumulated other comprehensive
 income (loss)                               (542)     (17,504)     (44,958)     (35,962)     (27,383)     (35,247)      (27,940)
TOTAL SHAREHOLDERS' EQUITY            $   409,797  $   407,492  $   387,843  $   387,583  $   392,364  $   391,705   $   394,661
TOTAL ASSETS                            1,843,438    1,535,998    1,400,171    1,422,130    1,451,372    1,478,956     1,490,217
LONG-TERM DEBT                        $   238,349  $   315,549  $   266,710  $   254,381  $   205,603  $   229,725   $   268,809

(A) Adjusted for the declaration of a 5% stock dividend in 2000.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      (Dollars stated in thousands except for share and per share data)

OVERVIEW

       The Company is engaged internationally in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users.

       Modest sales growth and continued attention to controlling expenses resulted in improved financial results for the first six months of 2005 when compared to the same period of 2004. Income from operations increased 10.3% and income before cumulative effect of change in accounting principle increased 13.6%. Net income for the first six months of 2005 was $5,989 after a $5,634 charge for the cumulative effect of the change in accounting principle resulting from adoption of FASB Interpretation No. 46 (FIN No. 46) in the first quarter of 2005. The provisions of FIN No. 46 applied to two leasing arrangements between the Company and an independent lessor that had previously been treated as off-balance sheet financing and are now required to be consolidated in the Company's financial statements as a result of the change in accounting principle.

       With an improved economy and enhanced service capabilities resulting from the recent upgrade of its computer systems to an Enterprise Resource Planning system, the Company believes it is positioned to grow profitably and expand its future business opportunities.

       Moderate, profitable sales growth is expected for the remainder of 2005.

RESULTS OF OPERATIONS

Operating Results as a Percentage of Net Sales

       The following table sets forth certain information relating to the operations of the Company expressed as a percentage of net sales:

                                                             Years Ended                 Six Months Ended
                                                             December 31,                    June 30,
                                                    -----------------------------       ------------------
                                                     2002        2003       2004         2004        2005
                                                     ----        ----       ----         ----        ----
       Net Sales                                    100.0%      100.0%     100.0%       100.0%      100.0%
       Cost of Merchandise Sold                     (81.3)      (80.7)     (80.8)       (80.0)      (80.5)
       ----------------------------------------------------------------------------------------------------
        Gross Margin                                 18.7        19.3       19.2         20.0        19.5
        Selling, General and
         Administrative Expenses                    (15.8)      (16.5)     (16.3)       (17.6)      (17.2)
        Taxes, other than income
         taxes                                       (1.0)       (1.0)      (1.0)          --          --
        Depreciation and
         amortization                                (0.8)       (1.0)      (0.9)        (1.0)       (0.8)
       ----------------------------------------------------------------------------------------------------
          Income from operations                      1.1         0.8        1.0          1.4         1.5
       Other Income, net                              0.1         0.2        0.1          0.1         0.1
       Interest Expense                              (0.7)       (0.6)      (0.5)        (0.6)       (0.6)
       ----------------------------------------------------------------------------------------------------
       Income Before Provision
        for Income Taxes                              0.5         0.4        0.6          0.9         1.0
       ----------------------------------------------------------------------------------------------------
       Provision for Income Taxes                    (0.2)       (0.2)      (0.3)        (0.4)       (0.4)
       ----------------------------------------------------------------------------------------------------
       Income Before Cumulative Effect
        of Change in Accounting Principle             0.3%        0.2%       0.3%         0.5%        0.6
       ----------------------------------------------------------------------------------------------------
       Cumulative Effect of Change in
        Accounting Principle                            -           -          -            -        (0.3)
       ----------------------------------------------------------------------------------------------------
       Net Income                                     0.3%        0.2%       0.3%         0.5%        0.3%
       ----------------------------------------------------------------------------------------------------

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004
       Net sales in the first six months of 2005 increased $57,195, or 2.9%, to $2,037,413 compared to $1,980,218 in the first six months of 2004. The higher net sales resulted from an increase in electrical market sales experienced by the Company that was partially offset by a decrease in sales to customers in the communications market. The increase in electrical market sales resulted from the generally improved economic conditions that are prevalent on an industry-wide basis in the electrical market sectors in which the Company operates. The decline in communications market sales was due largely to increased competitive pressures and the lingering effects of the excess of infrastructure and network capacity in the communications market served by the Company. Electrical market sales increased 4.6% and communications market sales decreased 3.6% when comparing the first six months of 2005 to the first six months of 2004.

       Gross margin increased $2,369, or .6%, from $395,458 in the first six months of 2004 to $397,827 in the first six months of 2005 primarily due to the overall increase in net sales. Gross margin as a percentage of net sales decreased from 20.0% to 19.5% when comparing the first six months of 2005 to the first six months of 2004 due largely to lower margins on copper and steel-based products sold by the Company that were subject to pricing inflation in 2004.

       Selling, general and administrative expenses increased $1,489, or ..4%, when comparing the first six months of 2005 to the first six months of 2004 due largely to increases in transportation and other general operating expenses of approximately $5,400. The increase in general operating expenses was largely offset by a reduction in employee compensation and benefit costs of approximately $3,900.

       Depreciation and amortization decreased from $18,607 in the first six months of 2004 to $16,628 in the first six months of 2005 primarily due to scheduled termination of capital leases.

       Other income, net includes gain on sale of property of $667 and $0 and accounts receivable interest charges to customers of $1,133 and $1,238 in the first six months of 2005 and the first six months of 2004, respectively.

       Interest expense increased $1,762, or 14.8%, when comparing the first six months of 2005 to the first six months of 2004 primarily due to increased average levels of short-term borrowings required to finance higher levels of accounts receivable and higher interest rates on short-term borrowings.

       The combined effect of the increases in gross margin and other income, together with the decrease in depreciation and amortization and increases in selling, general and administrative expenses and interest expense, resulted in an increase in pretax earnings of $2,355 in the first six months of 2005 compared to the same period in 2004.

       As of January 1, 2005, the Company has adopted the provisions of FIN No. 46, which apply to the leasing structures used in two lease arrangements between the Company and an independent lessor. The leasing structures used in these two lease arrangements qualify as variable interest entities under FIN No. 46 and the Company's interests in the variable interest entities are required to be consolidated in the Company's financial statements beginning in the first quarter of 2005. The Company has recorded a cumulative effect of change in accounting principle of $(5,634), net of income tax benefit of $3,587, in its consolidated financial statements in the first quarter of 2005 as a result of adoption of FIN No. 46.

2004 Compared to 2003

       Net sales in 2004 increased $277,101, or 7.3%, compared to 2003. The higher net sales resulted from the generally improved economic conditions that are prevalent on an industry-wide basis in the electrical and communications market sectors in which the Company operates. The Company's business in the electrical market improved significantly during 2004 as a result of the general increase in new construction projects along with increased spending by commercial and industrial customers. Communications market sales showed slight improvement in 2004. Activity in the communications market served by the Company continued to be impacted by the lingering effects of the excess of infrastructure and plant and network capacity in the communications marketplace. Electrical market sales increased 9.8% and communications market sales increased .1% when comparing 2004 to 2003.

       Gross margin increased $49,315, or 6.7%, in 2004 primarily due to the increased sales in the electrical and communications markets.

       Selling, general and administrative expenses increased $38,464, or 6.1%, when comparing 2004 to 2003 due largely to increases in employee compensation costs of approximately $9,800 and an increase in pension plan expense of approximately $18,200. The substantial increase in pension plan expense resulted primarily from increased payouts made under the standard terms of the Company's defined benefit pension plan during 2004. The balance of the increase in selling, general and administrative expenses resulted from increases in transportation and other general operating expenses due to higher sales and transaction volumes.

       The increase in taxes, other than income taxes of $639 resulted primarily from higher payroll tax expense due to the increase in the Company's employee compensation costs.

       Depreciation and amortization decreased $737 when comparing 2004 to 2003 due to lower depreciation expense on owned property.

       Other income, net includes gains on sale of property of $1,882 and $4,752 and accounts receivable interest charges to customers of $1,205 and $969 in 2004 and 2003, respectively.

       Interest expense decreased $675, or 2.8%, in 2004 primarily due to the decrease in long-term debt as a percentage of total debt and the overall decrease in long-term debt outstanding due to regularly scheduled principal payments. The Company's long-term debt carries higher interest rates on average when compared to current rates on short-term borrowings. The average amount of short-term borrowings outstanding during 2004 and 2003 amounted to approximately $146,000 and $109,000 at weighted average interest rates of 1.69% and 1.51%, respectively.

       The combined effect of the increase in gross margin and the decrease in other income, together with the increase in selling, general and administrative expenses and decreases in depreciation and amortization and interest expense, resulted in an increase in pretax earnings of $9,140 in 2004 compared to 2003.

2003 Compared to 2002

       Net sales in 2003 decreased $172,440, or 4.3%, compared to 2002. The lower net sales resulted from the generally depressed economic conditions that have been prevalent on an industry-wide basis in the electrical and communications market sectors in which the Company operates. The general slowdown in new construction projects and the reduction in capital spending by commercial and industrial customers that began in 2001 continued throughout 2002 and the first half of 2003. Consolidated net sales in the second half of 2003 increased 1.5% when compared to the second half of 2002. Communications market activity continued to be more heavily impacted by the weak economic conditions compared to the Company's business in the electrical market due to the overall excess of infrastructure and plant and network capacity in the communications marketplace. Electrical market sales decreased 3.4% and communications market sales decreased 12.8% when comparing 2003 to 2002.

       Gross margin decreased $10,635, or 1.4%, in 2003 primarily due to the lower sales in the electrical and communications markets. Gross margin increased 2.1% when comparing the second half of 2003 to the second half of 2002.

       Selling, general and administrative expenses decreased slightly in 2003 due largely to current year and prior year reductions in the Company's employment levels which resulted in decreases in related employee compensation costs of approximately $10,700 in 2003. The decrease in these expenses was partially offset by an increase in expenses related to the implementation of the Enterprise Resource Planning (ERP) system of approximately $6,100. The Company expects that the decrease in employment levels will be sustainable until such time as there is a significant growth in sales. As a percentage of sales, selling, general and administrative expenses increased to 16.5% in 2003 compared to 15.8% in 2002, primarily because the rate at which expenses were reduced lagged the rate at which sales volume decreased.

       The reduction in taxes, other than income taxes of $1,178 in 2003 compared to 2002 resulted primarily from lower payroll tax expenses due to the reduction in the Company's employment levels.

       Depreciation and amortization increased $2,617 in 2003 primarily due to additional amortization expenses as a result of the implementation of the ERP system during the second quarter of 2003.

       Other income, net includes gains on sale of property of $4,753 and $0 and accounts receivable interest charges to customers of $969 and $1,552 in 2003 and 2002, respectively.

       Interest expense decreased $2,173, or 8.3%, in 2003 primarily due to lower interest rates on short-term borrowings. The average amount of short-term borrowings outstanding during 2003 and 2002 amounted to approximately $109,000 and $101,000 at weighted average interest rates of 1.51% and 2.11%, respectively.

       The combined effect of the decrease in gross margin and the increase in other income, together with the increase in depreciation and amortization and decreases in selling, general and administrative expenses and interest expense, resulted in a decrease in pretax earnings of $3,813 in 2003 compared to 2002.

FINANCIAL CONDITION AND LIQUIDITY

       At June 30, 2005, current assets exceeded current liabilities by $418,947, up $22,358 from December 31, 2004. Trade receivables and merchandise inventory were lower at June 30, 2005 when compared to December 31, 2004. The average number of days of sales in accounts receivable at June 30, 2005 was generally unchanged from the average number of days at December 31, 2004. Average inventory turnover decreased slightly when comparing June 30, 2005 to December 31, 2004.

       The Company has a Credit Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) that had previously consisted of an $85,000, 364-day facility that expired in July 2005. Upon expiration, the Company amended the credit agreement to consist of a $100,000, 364-day facility that expires in July 2006. There were no amounts outstanding under the Credit Agreement at June 30, 2005.

       At June 30, 2005 the Company had a $200 million accounts receivable securitization program that expires in October 2006. The securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly owned, bankruptcy remote, special purpose subsidiary. GCC sells an undivided interest in the receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the accounts receivable through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the accounts receivable and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. Borrowings outstanding under the securitization program were $40,000 and $50,000 at June 30, 2005 and December 31, 2004, respectively.

       At June 30, 2005, the Company had available to it unused lines of credit amounting to $256,437. These lines are available to meet short-term cash requirements of the Company. Short-term borrowings outstanding during 2005 through June 30 ranged from a minimum of $25,983 to a maximum of $205,804.

       The Company has funded its capital requirements from operations, stock issuances to its employees and long-term debt. During the first six months of 2005, cash provided by operations amounted to $47,306 compared to $32,574 cash used by operations in the first six months of 2004. The increase in cash provided by operations was predominantly attributable to the combined change in trade receivables, merchandise inventory and trade accounts payable, which in the aggregate resulted in cash provided of $29,488 in the first six months of 2005 compared to cash used of $79,642 in the first six months of 2004. Cash provided from the sale of common stock and proceeds received on stock subscriptions amounted to $3,693 in the first six months of 2005.

       Capital expenditures for property for the six-month periods ended June 30, 2005 and 2004 were $11,405 and $10,322, respectively. Purchases of treasury stock for the six-month periods ended June 30, 2005 and 2004 were $3,487 and $3,595, respectively. Dividends paid for the six-month periods ended June 30, 2005 and 2004 were $9,457 and $9,926, respectively.

       The Company has two lease arrangements with an independent lessor that have provided $73,477 of financing for nine of the Company's zone distribution facilities, one of which was sold in June 2005. Each of the agreements carries a five-year term. The Company has the option, with the consent of the lenders to the lessor, to renew the leases for an additional five-year term or to purchase the property for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the property, or such lenders refuse to consent to a renewal, the Company may elect to remarket the property and arrange for its sale to a third party.

       The leasing structures used in these two lease arrangements qualify as silos of a variable interest entity under FIN No. 46. As of January 1, 2005, the Company has adopted the provisions of FIN No. 46 and, accordingly, as the primary beneficiary, has consolidated these silos in its financial statements. The impact of consolidation increased the Company's property by $64,257, the net book value of the leased property as if the interpretations of FIN No. 46 had been in place from the inception of these leases. Additionally, the Company has increased long-term debt by $70,906, and recorded a minority interest in the silos of $2,572 at the date of adoption. The Company has recorded a cumulative effect of change in accounting principle of $(5,634), net of income tax effect of $3,587, to affect the consolidation. The Company has treated the adoption of FIN No. 46 as a non-cash item in its consolidated statements of cash flows.

       In June 2005 the Company sold one of the zone distribution facilities included in one of the lease arrangements prior to the expiration of the lease term. As a result of the sale, the Company is required to substitute replacement property into the arrangement in accordance with the standard terms of the agreement. A letter of credit in the amount of $6,600 in favor of the lenders to the lessor was originated pending completion of the replacement transaction, which had not been completed as of June 30, 2005. The Company expects to complete the replacement transaction and cancel the letter of credit during the third quarter of 2005.

Contractual Obligations and Commitments

       The Company has the following contractual obligations as of December 31, 2004:

                                                          Less than          1-3          4-5        More than
                                             Total         1 Year           Years        Years        5 Years
                                             -----         ------           -----        -----        -------
       Long-term Debt
        Obligations                         $306,770       $ 53,361       $128,757      $74,398       $50,254
       Capital Lease
        Obligations                           11,081         11,081             --           --            --
       Operating Lease
        Obligations                          137,437         35,142         59,905       15,785        26,605
       Purchase Obligations                  461,424        461,424             --           --            --
                                            --------       --------       --------      -------       -------
           Total                            $916,712       $561,008       $188,662      $90,183       $76,859

       Long-term debt obligations consist of principal and fixed and variable-rate interest payments.

       Purchase obligations consist primarily of open inventory purchase orders made in the normal course of business. Many of these obligations may be cancelled with limited or no financial penalties.

       The above table does not include $91,878 of accrued, unfunded employment-related benefit obligations, of which $77,470 is related to the Company's postretirement benefits plan, because it is not certain when the obligations will be paid.

       During the six months ended June 30, 2005, the Company made contributions totaling $15,000 to its defined benefit pension plan. Additional contributions, which are not included in the table, totaling $15,000 are expected to be paid during the remainder of 2005.

CRITICAL ACCOUNTING POLICIES

       The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 to the consolidated financial statements). The Company believes the following accounting policies have the potential to have a more significant impact on the financial statements either because of the significance of the financial statement item to which they relate or because they involve a higher degree of judgment and complexity.

Allowance for Doubtful Accounts

       The Company performs ongoing credit evaluations of its customers, and a significant portion of trade receivables is secured by lien or bond rights. The Company maintains allowances to reflect the expected uncollectibility of accounts receivable based on past collection history, the economic environment and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

Income Taxes

       Deferred tax assets and liabilities are recorded based on the Company's assessment of future taxes to be paid in the jurisdictions in which the Company operates. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of the Company's current tax exposures. Based on the Company's evaluation of the tax positions it takes on the various tax returns it files, the Company believes it was adequately reserved for these issues at December 31, 2004.

Inventory

       The Company values its inventories at the lower of cost or market. In assessing the ultimate realization of inventories, the Company makes judgments as to rights of return to suppliers and future demand requirements. If actual future demand, market conditions or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension Plan

       The Company's pension plan expense and obligations are determined based on the selection of certain assumptions, the most significant of which are the expected long-term rate of return on plan assets and the discount rate used to discount plan liabilities. While management believes that the assumptions selected by the Company are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension plan obligation and future pension expense. In 2004, the Company reduced the expected long-term rate of return on plan assets to 8.25%, down from 8.75% in 2003. The discount rate used to discount plan liabilities was changed from 6.00% at December 31, 2003 to 5.75% at December 31, 2004. The Company has elected to continue to use an expected long-term rate of return on plan assets of 8.25% for 2005. The change in assumptions and return on assets experienced by the plan are expected to result in 2005 pension expense of approximately $24,000.

Supplier Volume Incentives

       The Company's agreements with many of its suppliers provide for the Company to earn incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid in arrears, and the Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company estimates is probable of being achieved. Amounts received have historically approximated management's estimates. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the incentives would continue to be included in future agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       The Company's interest expense is sensitive to changes in the general level of interest rates. Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in interest rates on the fixed-rate portion of the debt portfolio impacts the fair value of the financial instrument to the lender but has no impact on interest incurred or cash flows. A change in interest rates on the variable-rate portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the fair value of the financial instrument to the lender. To mitigate the cash flow impact of interest rate fluctuations, the Company generally maintains a significant portion of its debt as fixed rate in nature by borrowing on a long-term basis.

       The following table provides information about financial instruments that are sensitive to changes in interest rates. The table presents principal payment cash flows and related weighted-average interest rates by expected maturity dates.

                                                                                                              Fair
                                                                                                              Market
                                                                                       There-                 Value
                                  2005      2006       2007       2008       2009      after       Total     12/31/04
                                  ----      ----       ----       ----       ----      ------      -----     --------
Long-term debt principal
 payments by expected
 maturity dates, including
 current portion -
  Fixed-rate debt(A)            49,019     31,798     31,706     31,696     31,664     78,739     254,622     251,719
  Average interest rate           7.37%      7.14%      7.15%      7.15%      7.15%      7.02%

  Short-term variable-
   rate borrowings (A)          67,757                                                             67,757      67,757
  Average interest rate           2.74%

       (A) Dollars stated in thousands

       The fair value of long-term debt is estimated by discounting cash flows using current borrowing rates available for debt of similar maturities.

       In September 2000, the Company entered into a swap agreement to manage interest rates on amounts due under the synthetic lease financing obligation. The agreement, which expires in July 2013, is based on a notional amount of $28.7 million. The agreement calls for an exchange of interest payments with the Company being paid a London Interbank Offered Rate (LIBOR) floating rate, and paying a fixed rate of 6.92%. There is no exchange of the notional amount upon which the payments are based. The fair value of the agreement at December 31, 2004 was $(5,555,000). The negative value of this agreement reflects the low interest rates generally.

Foreign Exchange Rate Risk

       The Company conducts business in Canada and Mexico. Exposure from foreign currency exchange rate fluctuations is not material.

                                  DIVIDENDS

         We have paid cash dividends on our Common Stock every year since 1929. The following table sets forth the cash dividends per share of Common Stock declared during the periods indicated.

                                                                                         Cash
                                                                                       Dividends
                                                                                       ---------

       2003     First Quarter                                                             .30
                Second Quarter                                                            .30
                Third Quarter                                                             .30
                Fourth Quarter                                                           1.10

       2004     First Quarter                                                             .30
                Second Quarter                                                            .30
                Third Quarter                                                             .30
                Fourth Quarter                                                           1.10

       2005     First Quarter                                                             .30
                Second Quarter                                                            .30

                                  BUSINESS

       The Company is engaged internationally in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. All products sold by the Company are purchased by the Company from others.

       Graybar was incorporated under the laws of the State of New York on December 11, 1925 to take over the wholesale supply department of Western Electric Company, Incorporated. The location and telephone number of the principal executive offices of the Company are 34 North Meramec Avenue, St. Louis, Missouri 63105, (314) 573-9200.

       The Company's filings with the United States Securities and
Exchange Commission, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are accessible free of charge at www.graybar.com within the "About Us" page under "SEC Filings."

SUPPLIERS

       Graybar acts as a distributor of approximately 1.2 million products (stockkeeping units) of more than 4,600 manufacturers. The relationship of the Company with a number of its principal suppliers goes back many years. It is customarily a nonexclusive national or regional distributorship, terminable upon 30 to 90 days notice by either party.

       During 2004, we purchased approximately 47% of the products we distribute from our top 25 suppliers. However, we generally deal with more than one supplier for any product category and there are alternative sources of comparable products available for all product categories.

PRODUCTS DISTRIBUTED

       We stock more than 150,000 of the products we distribute and, therefore, are able to supply our customers locally with a wide variety of electrical, telecommunications and networking products. The products distributed by the Company consist primarily of wire, cable, conduit, wiring devices, tools, motor controls, transformers, lamps, lighting fixtures and hardware, power transmission equipment, telephone station apparatus, key systems, PBXs, data products for local area networks or wide area networks, fiber optic products, and CATV products. These products are sold to customers such as contractors (both industrial and residential), industrial plants, telephone companies, private and public utilities, and commercial users.

       On June 30, 2004, we had orders on hand which totaled approximately $447,610. On June 30, 2005, orders on hand were approximately $476,619. The increase from 2004 to 2005 reflects the generally improved economic conditions in the markets in which the Company operates. We expect that approximately 85% of the orders on hand at June 30, 2005 will be filled within the twelve-month period ending June 30, 2006. Generally, orders placed by customers and accepted by the Company have resulted in sales. However, customers from time to time request cancellation, and the Company has historically allowed such cancellations.

MARKETING

       Graybar sells its products through a network of distribution facilities located in 13 geographical districts throughout the United States. In each district we maintain a main distribution facility and a number of branch distribution facilities, each of which carries an inventory of supply materials and operates as a wholesale distributor for the territory in which it is located. The main distribution facility in each district carries a substantially larger inventory than the branch facilities so that the branch facilities can call upon the main distribution facility for additional items of inventory. In addition, we operate 12 zone warehouses with both standard and specialized inventory products. The zone warehouses replenish inventories carried at the distribution facilities and make shipments directly to customers. We also have subsidiary operations with distribution facilities located in Puerto Rico, Mexico and Canada.

       Our distribution facilities are shown in the following table:

                                                Number of Branch
Location of Main                                  Distribution
Distribution Facility                        Facilities in District             Zone Warehouses
---------------------                        ----------------------             ---------------

Boston, MA                                             10                       Austell, GA
City of Industry, CA                                   20                       Charlotte, NC
Dallas, TX                                             14                       Fresno, CA
Glendale Heights, IL                                   18                       Hamilton, OH
Minneapolis, MN                                        17                       Joliet, IL
New York, NY                                           13                       Puyallup, WA
Norcross, GA                                           20                       Richmond, VA
Phoenix, AZ                                             9                       Springfield, MO
Pittsburgh, PA                                         19                       Stafford, TX
Richmond, VA                                           16                       Tampa, FL
Seattle, WA                                            10                       Taunton, MA
St. Louis, MO                                          13                       Youngstown, OH
Tampa, FL                                              19


                                                    Number of
                                                  Distribution
                                                   Facilities
                                                   ----------
Graybar International, Inc.
 Puerto Rico                                            1
Graybar Electric Canada, Ltd.
 Canada                                                25
Graybar de Mexico, S.de R.L. de C.V.
 Mexico City, Mexico                                    1

       Where the specialized nature or size of a particular shipment warrants, Graybar has products shipped directly from its suppliers to the place of use, while in other cases orders are filled from our inventory. On a dollar volume basis, approximately 58% of the orders are filled from inventory and the remainder are shipped directly from the supplier to the place of use. We generally finance our inventory through collections of accounts receivable and accounts payable terms with our suppliers. Graybar's short-term borrowing facilities are used to finance inventory as needed. Currently, we do not use long-term borrowings for inventory financing. No inventory is pledged as collateral for any borrowings.

       Graybar distributes its products to more than 170,000 customers, which fall into three principal classes. The following list shows the estimated percentage of our total sales for each of the last three years and the six-month periods ended June 30, 2004 and 2005, attributable to each of these classes:

                                                                                              Six Months Ended
                                                        Years Ended December 31,                   June 30,
                                                     ------------------------------           -----------------
Class of Customers                                   2002         2003         2004           2004         2005
------------------                                   ----         ----         ----           ----         ----

Electrical Contractors                               41.5%        41.5%        44.5%          43.6%        45.6%
Commercial & Industrial                              22.4         22.1         21.5           21.8         23.3
Voice and Data Communications                        24.5         22.6         21.3           21.2         20.8

       At June 30, 2005, we employed approximately 2,800 persons in sales capacities. Approximately 1,300 of these sales personnel were sales representatives who work in the field making sales to customers at the work site. The remainder of the sales personnel were sales and marketing managers, and telemarketing, advertising, quotation, counter and clerical personnel.

COMPETITION

       The Company believes that it is one of the three largest distributors of electrical and comm/data products in the United States. The field is highly competitive, and the Company estimates that the three largest distributors account for only a small portion of the total market, with the balance of the market being accounted for by several thousand independent distributors operating on a local, state-wide or regional basis and manufacturers who sell their products directly to end users.

       While price is an important consideration, the Company believes that it is the service that it is able to offer -- the ability to quickly supply its customers with a broad range of electrical, telecommunications and networking products through conveniently located distribution facilities -- that distinguishes it from most of its competitors, whether they are also distributors or are manufacturers selling direct. The Company's pricing structure for the products it sells reflects the costs associated with the services that it provides and its prices are generally competitive. However, if a customer is not looking for one supplier for a wide range of products and does not require prompt delivery or other services, a competitor that has not incurred these costs may be in a position to offer a better price.

FOREIGN SALES

       Sales by Graybar to customers in foreign countries accounted for approximately five percent of consolidated revenues in 2004 and 2003 and approximately three percent in 2002. Export activities are handled from Graybar facilities in Texas and California. In addition, subsidiaries of Graybar have operations in Canada, Puerto Rico and Mexico. Long-lived assets located outside the United States represented less than one percent of our consolidated assets at the end of each of the last three years. We do not have significant foreign currency exposure and do not believe there are any other significant risks attendant to our limited foreign operations.

EMPLOYEES

       At June 30, 2005, we employed approximately 7,500 persons on a full-time basis. Approximately 120 of these persons were covered by union contracts. We have not had a material work stoppage and consider our relations with our employees to be good.

                                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

                             Name                                             Office
                             ----                                             ------

       R. A. Reynolds, Jr.* ........................        Director and Chairman of the Board, President
             .......................................         and Chief Executive Officer

       M. J. Beagen.................................        Vice President and Controller

       R. A. Cole...................................        Director and District Vice President

       D. E. DeSousa* ..............................        Director and Senior Vice President-Sales and
             .......................................         Distribution

       D. B. D'Alessandro*..........................        Director and Senior Vice President and Chief
             .......................................         Financial Officer

       T. F. Dowd*..................................        Director and Vice President, Secretary and General
             .......................................         Counsel

       L. R. Giglio*................................        Director and Senior Vice President - Operations

       T. S. Gurganous..............................        Director and District Vice President

       G. D. Hodges.................................        Director and District Vice President

       F. H. Hughes.................................        Director and President and Chief Executive
             .......................................         Officer of Graybar Canada

       K. M. Mazzarella*............................        Director and Vice President - Human Resources
             .......................................         and Strategic Planning

       R. D. Offenbacher*...........................        Director and Senior Vice President - Sales
             .......................................         and Marketing

       J. N. Reed...................................        Vice President and Treasurer

       K. B. Sparks.................................        Director and District Vice President

       ------------------

       * Members of the Executive Committee of the Board of Directors.

                         DESCRIPTION OF COMMON STOCK

       Graybar's authorized capitalization consists of 10,000,000 shares of Delegated Authority Preferred Stock and 15,000,000 shares of Common Stock. The stated value of the Common Stock is $20.00 per share. As of June 30, 2005 there were 125 holders of Common Stock and 5,437 holders of Voting Trust Certificates for Common Stock. No preferred stock is outstanding.

DIVIDEND RIGHTS

       Dividends may be paid upon the Common Stock at the discretion of the Board of Directors.

VOTING RIGHTS

       Except as otherwise required by law, holders of Common Stock have the exclusive right to vote for the election of directors and for all other purposes. Approximately 95% of the issued and outstanding shares of Common Stock are held by the Voting Trustees under the Voting Trust Agreement. The powers of the Voting Trustees to exercise the voting powers of the Common Stock are described under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

LIQUIDATION RIGHTS

       In the event of voluntary or involuntary dissolution, liquidation or winding-up of Graybar, after payment in full of the amounts required to be paid to any holders of preferred stock, the holders of Common Stock are entitled to share ratably in all remaining assets.

       In such event, if any preferred stock is outstanding, the holders would be entitled to receive the par value of the shares plus an amount equal to any dividends accrued thereon to the extent earned but unpaid to the date of payment.

MISCELLANEOUS

       The Common Stock has no conversion, preemptive or subscription rights and there are no sinking fund or redemption provisions applicable thereto. The outstanding Common Stock is, and the shares to be sold under the Common Stock Purchase Plan will be when issued in accordance with the Plan, validly issued, fully paid and non-assessable. Under the New York Business Corporation Law, the ten largest holders of Common Stock are liable under specified conditions for debts, wages or salaries due and not paid by us to any laborers, servants or employees, other than contractors, for services performed by them for us.

REPURCHASE OPTION

       The following is a brief summary of the provisions of our Restated Certificate of Incorporation that place restrictions and limitations on the holding and sale, transfer, pledge or other disposition of Common Stock. These provisions also apply to Voting Trust Certificates.

       No holder of Common Stock may sell, transfer or otherwise dispose of any shares without first offering Graybar the option to purchase those shares within 30 days after the offer for $20.00 per share, with appropriate adjustment for regular dividends, if any, declared and paid at the end of the quarter in which the offer is made.

We also have the option to purchase for $20.00 per share, adjusted for dividends, the Common Stock of any stockholder who ceases to be an employee for any reason other than death or retirement on a pension (except a deferred pension) at any time after termination of employment until 30 days after the holder makes an offer to sell the Common Stock to us. In the event of the death of any stockholder, we have the option to purchase all or any part of his Common Stock from his estate for $20.00 per share, adjusted for dividends, at any time after the expiration of one year from the date of death until 30 days after the Common Stock has been offered to us. If the estate offers to sell the shares to us within the one-year period, our option terminates 30 days from the offer. In the past, we have always exercised these options and we expect to continue to do so.

       No stockholder may hypothecate or pledge Common Stock, except under an agreement of hypothecation or pledge containing provisions permitting us to exercise the repurchase options referred to above and to redeem the pledge of shares in the event of default upon payment of the lesser of the amount due on the pledge or the purchase price, with suitable provisions for redemption by the stockholder or payment to him of any balance to which he may be entitled. No stockholder may transfer or place any shares of Common Stock, or Voting Trust Certificates representing shares, into a trust, except that we will, under certain circumstances, permit a transfer or placement upon receipt of a written agreement from the trustees and the stockholder in form satisfactory to us providing that the stockholder retains the right to direct the action to be taken by the trustees on any matter submitted to a vote by holders of Common Stock or Voting Trust Certificates and permitting us to exercise the options referred to above and to redeem the shares, or Voting Trust Certificates representing shares, if any party other than the holder or the trustee shall claim or establish ownership of or interest in the shares, or Voting Trust Certificates representing shares, and requiring the trustees to comply with all provisions of our Restated Certificate of Incorporation relating to the sale, transfer or other disposition of shares.

             DESCRIPTION OF DELEGATED AUTHORITY PREFERRED STOCK

       The Restated Certificate of Incorporation authorizes 10,000,000 shares of a class of "Delegated Authority" Preferred Stock (the "Delegated Authority Preferred"). The term "Delegated Authority" refers to preferred stock, the creation and issuance of which has been authorized in advance by the shareholders and the terms, rights and limitations of which are determined by the Board of Directors of the Company upon issuance.

       The Board of Directors is empowered to authorize and issue shares of Delegated Authority Preferred from time to time in one or more series. Subject to the other provisions of the Company's Restated Certificate of Incorporation and any limitation prescribed by law, the Board of Directors is expressly authorized, at its discretion, to adopt resolutions to issue shares of Delegated Authority Preferred, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the designations, relative rights, preferences and limitations thereof, including in each case voting rights, dividend rights (and whether the dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights (including convertibility into Common Stock) and liquidation preferences of the shares constituting any series of the Delegated Authority Preferred, all without any further action or vote by the shareholders. The Board of Directors will be required to make any determination to issue shares of Delegated Authority Preferred based on its judgment at the time as to the best interests of the Company and its shareholders. The Executive Committee of the Board will have the authority to take any action the complete Board of Directors may take.

       The Company currently has no arrangements, understandings, agreements or commitments with respect to the issuance of any shares of Delegated Authority Preferred, and the Company may never issue any Delegated Authority Preferred.

       If the resolutions adopted by the Board of Directors at the time of issuance so provide, the holders of Delegated Authority Preferred may have voting rights, and shares of Delegated Authority Preferred may not be subject to the provisions of the Restated Certificate of Incorporation providing that holders of Common Stock may not sell, transfer or otherwise dispose of shares without offering the Company the option to purchase them.

       The Delegated Authority Preferred is intended to provide the Company with increased flexibility in meeting future financial and operating requirements because it will be available for issuance from time to time for any proper corporate purpose with such features as determined by the Board of Directors or the Executive Committee of the Board at that time. Such purposes would include, if market conditions warrant, issuance of Delegated Authority Preferred for cash to obtain equity capital for use by the Company.

       It should be noted that any issuance of Delegated Authority Preferred with voting rights might, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control of the Company. Also, shares of voting or convertible Preferred Stock, or rights to purchase such shares, could be issued to render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. The ability of the Board of Directors to issue such additional shares of Delegated Authority Preferred, with the rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Company by tender offer or other means. However, the creation of the Delegated Authority Preferred is not intended to be an anti-takeover measure and the Company is not aware of any third party plans to attempt to gain control of the Company.

       The actual effect of the issuance of shares of Delegated Authority Preferred upon the rights of holders of the Common Stock cannot be determined until the Board of Directors or the Executive Committee of the Board establishes the specific rights of the holders of such Delegated Authority Preferred. However, the effects might include, among other things, restricting priority of dividends on the Common Stock, diluting the voting power of the Common Stock, reducing the book value of the Common Stock, or impairing the liquidation rights of the Common Stock. Holders of Common Stock will not have preemptive rights with respect to the Delegated Authority Preferred.

                 INFORMATION CONCERNING THE VOTING TRUSTEES

       Approximately 95% of the issued and outstanding shares of Common Stock are held of record in the names of D. E. DeSousa, L. R. Giglio, T. S. Gurganous, R. D. Offenbacher and R. A. Reynolds, Jr., as Voting Trustees under the Voting Trust Agreement. As a result, the Voting Trustees share approximately 95% of the voting power with respect to election of directors and certain other matters requiring stockholder approval. Shares of Common Stock held of record by the Voting Trustees are held for the benefit of holders of Voting Trust Certificates issued by the Voting Trustees.

       The Voting Trust Agreement will terminate on March 31, 2007 unless sooner terminated as provided therein.

       The names, positions with the Company and business addresses of the Voting Trustees are as follows:

Name and Position                                                   Business Address
-----------------                                                   ----------------

R. A. Reynolds, Jr., Director and Chairman of the Board,            34 North Meramec Avenue
 President and Chief Executive Officer                              St. Louis, MO 63105

D. E. DeSousa, Director and Senior Vice President-                  34 North Meramec Avenue
 Sales and Distribution                                             St. Louis, MO 63105

L. R. Giglio, Director and Senior Vice President-Operations         34 North Meramec Avenue
                                                                    St. Louis, MO 63105

T. S. Gurganous, Director and District Vice President               1510 Tomlynn Street
                                                                    Richmond, VA 23230

R. D. Offenbacher, Director and Senior Vice President-              34 North Meramec Avenue
 Sales and Marketing                                                St. Louis, MO 63105


       The sole occupation of each Voting Trustee is his employment with the Company. All communications to the Voting Trustees should be addressed to the Voting Trustees, c/o Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177.

       As of July 31, 2005, each of the Voting Trustees owned Voting Trust Certificates of record and beneficially as follows:

                                                              Amount          Percent of
Name                                                          Owned(a)       Class Owned
----                                                          --------       -----------

R. A. Reynolds, Jr.                                           10,192             .195

D. E. DeSousa                                                  1,992             .038

L. R. Giglio                                                   4,865             .093

T. S. Gurganous                                                5,911             .113

R. D. Offenbacher                                              7,182             .137

----------------

(a) The number of shares of Common Stock to which the Voting Trust Certificates relate.

       No person owns of record and beneficially Voting Trust Certificates representing more than 1% of the outstanding Common Stock.

       As of July 31, 2005, all officers and directors as a group owned beneficially, directly and indirectly, Voting Trust Certificates representing 68,811 shares of Common Stock (representing approximately 1% of the outstanding shares).

       None of the Voting Trustees has received or will receive remuneration for serving in that capacity. The table below sets forth the aggregate cash compensation of the Voting Trustees during the year ended December 31, 2004, in their capacities as officers and directors of the Company.

Name of Individual         Capacities in Which Served                       Salary(1)     Bonus (1),(2),(3)
------------------         --------------------------                       ---------     -----------------
R. A. Reynolds, Jr.        Director and Chairman of the Board,
                           President and Chief Executive Officer            $485,054          $411,965

D. E. DeSousa              Director and Senior Vice President-
                            Sales and Distribution                           225,202           155,422

L. R. Giglio               Director and Senior Vice President-
                            Operations                                       201,920           139,330

T. S. Gurganous            Director and District Vice President              159,921           121,625

R. D. Offenbacher          Director and Senior Vice President-
                            Sales and Marketing                              201,278           139,089

----------------
(1) Includes amounts accrued and deferred pursuant to deferred compensation agreements with certain employees who were not eligible to participate in the employee contribution portion of the Profit Sharing and Savings Plan. These agreements provide for deferral of from 2% to 15% of salary in 2004 and 2% to 25% of bonus payments in 2004. Payment of sums deferred will generally be made in five or ten annual installments commencing on retirement or in a lump sum on termination of service other than by retirement. Interest is credited to sums deferred at the rate applicable to the fixed income account of the Profit Sharing and Savings Plan at the end of each calendar quarter.

(2) Bonus paid in March of each year under the Company's Management Incentive Plan with respect to services rendered during the prior year.

(3)  There was no profit sharing contribution for 2004.

       The Company has a qualified defined benefit pension plan covering all eligible full-time employees. Employees become fully vested after 5 years of service. Generally, employees may retire and begin receiving pensions at the age of 65, or earlier under the following conditions: at age 55 with 20 years or more of service with us, at age 50 with 25 years of service with us, or any age with 30 years of service with us under the plan. Before the September 1, 2001 plan change, employees without 15 years of service between January 1, 1993 and August 31, 2000 were eligible for their pension benefit upon attaining age 60 with 20 years of service.

       An employee's annual pension income is based on the employee's average covered compensation during the 60 consecutive months preceding retirement in which earnings were highest, multiplied by one percent for each year of Company service and offset by an amount which cannot exceed limitations imposed by the Internal Revenue Code. As of December 31, 2004, the years of credited service for the Voting Trustees were as follows: R. A. Reynolds, Jr. 32, D. E. DeSousa 23, L. R. Giglio 26, T. S. Gurganous 31 and
R. D. Offenbacher 36. The amounts of salary and bonus in the compensation table above are substantially equivalent to covered compensation under the plan. To the extent that annual benefits exceed limitations imposed by the Internal Revenue Code, the benefits will be paid out of the general revenues of the Company by means of a supplemental benefits plan.

       The following table sets forth annual benefits that would become payable under our pension plan or supplemental benefits plan based on assumptions as to earnings and years of credited service without giving effect to any applicable Social Security offset.

                                                        Years of Service
                      --------------------------------------------------------------------------------------------
Compensation                20              25               30              35               40             45
                         --------        --------         --------        --------         --------       --------

$  300,000               $ 60,000        $ 75,000         $ 90,000        $105,000         $120,000       $135,000
$  400,000               $ 80,000        $100,000         $120,000        $140,000         $160,000       $180,000
$  600,000               $120,000        $150,000         $180,000        $210,000         $240,000       $270,000
$  800,000               $160,000        $200,000         $240,000        $280,000         $320,000       $360,000
$1,000,000               $200,000        $250,000         $300,000        $350,000         $400,000       $450,000
$1,200,000               $240,000        $300,000         $360,000        $420,000         $480,000       $540,000


       We anticipate that each of the Voting Trustees will acquire a beneficial interest in all or a part of the Common Stock that he will be entitled to purchase under the Plan. The approximate number of shares that each of the Voting Trustees will be entitled to purchase is as follows:

       Name                                             Number of Shares
       ----                                             ----------------
       R. A. Reynolds, Jr.                                   1,974
       D. E. DeSousa                                           942
       L. R. Giglio                                            816
       T. S. Gurganous                                         684
       R. D. Offenbacher                                       861

         SUMMARY OF CERTAIN PROVISIONS OF THE VOTING TRUST AGREEMENT

       The statements under this heading relating to the Voting Trust Agreement are summaries and may not contain all the information that may be important to you. Copies of the Voting Trust Agreement are on file at our principal executive office and with the SEC in Washington, D.C. See "Where You Can Find More Information." All section references are to the Voting Trust Agreement.

       General. The Voting Trust Agreement provides for the deposit into the Voting Trust of Common Stock or voting stock of the Company or a successor corporation issued in respect of the Common Stock in connection with a recapitalization or reclassification of the Common Stock or the merger or consolidation of the Company into another corporation. Stock deposited in the Voting Trust may not be withdrawn by the beneficial owner before the expiration or termination of the Voting Trust Agreement. The Voting Trustees do not have any power to sell or dispose of shares deposited with them other than to return them to Participating Shareholders in accordance with the Voting Trust Agreement. Certificates representing shares of Common Stock deposited under the Voting Trust Agreement must be deposited, within a reasonable time after receipt by the Voting Trustees, either in a safe deposit box rented by the Voting Trustees or with a depositary bank or trust company located in the County of St. Louis, State of Missouri. No depositary has been appointed. The Voting Trustees have no present intention of appointing a depositary. (Section 6.02)

       The Voting Trust was originally established in 1928 as a security device in connection with the purchase of the wholesale supply business of Western Electric Company, Incorporated. The Voting Trust arrangement has been continued since its inception by the periodic adoption, as permitted by applicable law, of successive Voting Trust Agreements by substantially all of our stockholders. In connection with the adoption of each new Voting Trust Agreement, management has recommended to stockholders that the Voting Trust arrangement be continued because it believed that the operation of the business had been successfully conducted under this arrangement and that it was in the Company's best interests.

       The Voting Trust Agreement will expire March 31, 2007 unless extended or sooner terminated. The Voting Trust Agreement may be terminated at any time by a majority of the Voting Trustees or by the holders of Voting Trust Certificates representing at least 75% of the Common Stock deposited. At any time within six months before the expiration of the Voting Trust Agreement, holders of Voting Trust Certificates may, by agreement in writing with the Voting Trustees and the Company, extend the duration of the Voting Trust Agreement for an additional period not exceeding ten years. Any extension will be binding only upon holders of Voting Trust Certificates who give their consent. (Section 6.04)

       The Voting Trust Agreement may be amended or modified at any time by a majority of the Voting Trustees, the Company and the holders of Voting Trust Certificates representing at least 75% of the number of shares of Common Stock deposited under the Voting Trust Agreement. Any amendment or modification could affect the rights of the then existing holders of Voting Trust Certificates. (Section 6.03)

       The Voting Trust Agreement is governed by the laws of New York. Under the New York Business Corporation Law, holders of Voting Trust Certificates are given the right to inspect our books and records under certain circumstances. We intend to furnish copies of our Annual Report to holders of Voting Trust Certificates. (Section 6.08)

       Voting Trustees. Voting Trustees must be employees of the Company. Any Voting Trustee who for any cause, including retirement on a pension, ceases to be an employee automatically ceases to be a Voting Trustee. Voting Trustees may at any time resign and may be removed by holders of Voting Trust Certificates representing at least 66 2/3% of the number of shares of Common Stock deposited under the Voting Trust Agreement. (Section 5.01)

       Vacancies in the office of Voting Trustee will be filled by a majority of the remaining Voting Trustees, unless there shall be less than three Voting Trustees in office, in which event the vacancies shall be filled by the Company directors. No Voting Trustee who has been previously removed from office may be redesignated or elected a Voting Trustee without the approval of holders of Voting Trust Certificates representing at least 66 2/3% of the Common Stock deposited under the Voting Trust Agreement. (Section 5.01)

       The Voting Trust Agreement provides that the Voting Trustees shall exercise their best judgment in securing the election of suitable directors and in voting on or consenting to other matters. Voting Trustees may be, and may vote for themselves as, Company directors. No person is disqualified from acting as a Voting Trustee by reason of any personal interest in the Company and a Voting Trustee may deal with the Company as fully as if he were not an officer. The Voting Trustees may execute any of the trusts or powers or perform any of the duties under the Voting Trust Agreement either directly or by or through agents or attorneys appointed by them. Any action required or permitted to be taken by the Voting Trustees may be taken by vote or written consent of a majority of the Voting Trustees. (Sections 5.02 and 5.03)

       Voting Trustees and their agents and attorneys are not liable to holders of Voting Trust Certificates or the Company except for their individual willful misconduct. We have agreed to indemnify the Voting Trustees and their agents or attorneys for, and to hold them harmless against, any tax, loss, liability or expense incurred for any reason, except their own individual willful misconduct, arising out of or in connection with the acceptance or administration of the Voting Trust and the performance of their duties and obligations and the exercise of their rights and powers under the Voting Trust. The Voting Trustees have been informed that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy and is unenforceable. We have also agreed to pay reasonable expenses incurred by the Voting Trustees in connection with the performance of their duties and obligations under the Voting Trust Agreement.

       In consideration of the Voting Trustees agreement to serve in that capacity for the benefit of the holders of Voting Trust Certificates, the Voting Trust Agreement provides that, in the event the Company fails or is unable to provide indemnification or pay expenses, the holders of Voting Trust Certificates will do so. In that event, the responsibility for indemnification will be allocated among them ratably in proportion to the Common Stock represented by their Voting Trust Certificates. The obligations of the Company and the holders of Voting Trust Certificates are payable from any funds or other assets held by the Voting Trustees for their respective accounts. (Sections 5.03 and 5.04)

       No bond is to be posted by the Voting Trustees with respect to their performance under the Voting Trust Agreement.

       Voting. The Voting Trustees are entitled in their discretion and using their best judgment to vote on or consent to the election of directors and, except as described below, the ratification, approval or disapproval of any other action or proposed action. The Voting Trustees, each of whom is currently a Company director, are specifically authorized to vote for themselves as directors under the terms of the Voting Trust Agreement. The Voting Trustees may not, without the consent of the holders of Voting Trust Certificates representing at least 75% of the Common Stock then deposited under the Voting Trust Agreement, vote on or consent to the merger or consolidation of the Company into another corporation, the sale of all or substantially all of the Company's assets or our liquidation and dissolution. (Sections 4.02 and 5.02)

       Dividends. All dividends payable with respect to Common Stock deposited under the Voting Trust Agreement are payable to the Voting Trustees as the owners of record of these shares. The Voting Trustees will retain, under the terms of the Voting Trust Agreement, all shares of Common Stock received as a stock dividend. The Voting Trustees will deliver to each holder of a Voting Trust Certificate representing Common Stock on which a stock dividend has been paid an additional Voting Trust Certificate for the shares received as a dividend. The Voting Trustees will pay or cause to be paid to the holders of Voting Trust Certificates an amount equal to any cash dividends received and any distribution made to holders of Common Stock other than in cash or Common Stock or as a result of recapitalization or reclassification of the Common Stock or a reorganization of the Company. (Section 4.03)

       Subscription Offers and Employee Plans. Common Stock subscribed for on behalf of, or acquired by, a holder of a Voting Trust Certificate pursuant to a subscription offer or employee plan or otherwise must be deposited with the Voting Trustees and will be held by them under the terms of the Voting Trust Agreement. The Voting Trustees will deliver additional Voting Trust Certificates to the holders of Voting Trust Certificates on whose behalf Common Stock was so deposited. (Sections 4.04 and 4.05)

       Recapitalization or Reclassification of Common Stock. In the event of a recapitalization or reclassification of the Common Stock, the Voting Trustees will hold, under the terms of the Voting Trust Agreement, shares of voting stock issued in respect of Common Stock deposited under the Voting Trust Agreement. In this case, the existing voting trust certificates may remain outstanding or the Voting Trustees may substitute new certificates in appropriate form. (Section 4.06)

       Reorganization of the Company. Depending on the terms of any agreement under which the Company may be merged or consolidated into another corporation, the Voting Trustees either will hold, under the terms of the Voting Trust Agreement, any shares of voting stock of the successor corporation issued in respect of the Common Stock deposited under the Voting Trust Agreement (in which case the existing voting trust certificates may remain outstanding or the Voting Trustees may substitute new certificates in appropriate form), or will distribute those shares to the holders of voting trust certificates based on the Common Stock represented by their voting trust certificates. In any event, any other consideration received as a result of a reorganization will be distributed ratably to the holders of Voting Trust Certificates. (Section 4.08)

       Dissolution of the Company. In the event of the dissolution and liquidation of the Company, the Voting Trustees will distribute any money, securities, rights or property received by them as the record owners of Common Stock ratably to the holders of Voting Trust Certificates.
(Section 4.07)

       Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances. The Voting Trust Agreement provides that the Voting Trustees do not need to recognize any claim of a holder of a Voting Trust Certificate who has obtained a certificate in contravention of any of the provisions of our Certificate of Incorporation in effect at the time. It further provides that Voting Trust Certificates issued under the Voting Trust Agreement are held by each holder under the same terms and conditions upon which Common Stock is held under the provisions of our Certificate of Incorporation. (Sections 3.01 and 4.09) See "Description of Common Stock -- Repurchase Option."

                                LEGAL MATTERS

       Matters of New York law relating to the validity of the Common Stock and the Voting Trust Certificates will be passed upon by Winston & Strawn LLP, 200 Park Avenue, New York, New York 10166, counsel for the Company and the Voting Trustees.

                                   EXPERTS

       The consolidated financial statements of Graybar Electric Company, Inc. incorporated by reference in Graybar Electric Company, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and included and incorporated herein by reference. Such consolidated financial statements are included and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                     WHERE YOU CAN FIND MORE INFORMATION

       We file reports, proxy statements and other information with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

       Public Reference Room    Northeast Regional Office    Midwest Regional Office
         100 F Street, N.E.      3 World Financial Center    175 W. Jackson Boulevard
             Room 1580                  Room 4300                   Suite 900
       Washington, D.C. 20549    New York, New York 10281    Chicago, Illinois 60604

       You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, information statements and other information about issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

       The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document we filed with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

       This document incorporates by reference the documents listed below that the Company has previously filed with the SEC. They contain important information about the Company and its financial condition.

       SEC FILING                                      PERIOD
       ----------                                      ------

       Annual Report on Form 10-K                      Filed March 28, 2005
       Quarterly Report on Form 10-Q                   Filed May 12, 2005
       Quarterly Report on Form 10-Q                   Filed August 12, 2005

       The Annual Report on Form 10-K filed with the SEC by the Voting Trustees on March 28, 2005 is also incorporated by reference. In addition, additional documents that the Company or the Voting Trustees may file with the SEC between the date of this document and December 9, 2005 are incorporated by reference.

       You may obtain any of the documents incorporated by reference in this document through the Company or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from the Company without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. Requests should be directed to Thomas F. Dowd, Esq., Vice President, Secretary and General Counsel, Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177, telephone number (314) 573-9200.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----

Report of Independent Registered Public Accounting Firm                  F-2

Consolidated Balance Sheets as of December 31, 2003 and 2004
 (audited) and June 30, 2005 (unaudited)                                 F-3

Consolidated Statements of Income and Retained Earnings - years ended December 31, 2002, 2003 and 2004 (audited) and six-month
  periods ended June 30, 2004 and 2005 (unaudited)                       F-4

Consolidated Statements of Cash Flows - years ended December 31,
  2002, 2003 and 2004 (audited) and six-month periods ended
  June 30, 2004 and 2005 (unaudited)                                     F-5

Consolidated Statements of Changes in Shareholders' Equity -
 years ended December 31, 2002, 2003 and 2004 (audited) and
 six-month period ended June 30, 2005 (unaudited)                        F-6

Notes to Consolidated Financial Statements                               F-7

           Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
Graybar Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income and retained earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graybar Electric Company, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


                                                /s/ ERNST & YOUNG LLP


St. Louis, Missouri
March 2, 2005

                                        GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                                  CONSOLIDATED BALANCE SHEETS
                               DECEMBER 31, 2003 AND 2004 (AUDITED) AND JUNE 30, 2005 (UNAUDITED)
                                   (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)
                                                           ASSETS
                                                                                                                       JUNE 30,
                                                                                                  DECEMBER 31,          2005
                                                                                               2003          2004    (UNAUDITED)
                                                                                         ------------------------    -----------
Current Assets
  Cash and cash equivalents                                                              $   19,161    $    9,961     $   27,841
  Trade receivables (less allowances of $7,199, $8,304 and $8,554, respectively)            556,967       624,728        623,585
  Merchandise inventory                                                                     483,333       473,212        466,966
  Other current assets                                                                       17,815        26,379          8,984
                                                                                         ----------    ----------     ----------
    Total current assets                                                                  1,077,276     1,134,280      1,127,376
                                                                                         ----------    ----------     ----------
Property, at cost
  Land                                                                                       27,092        29,944         39,564
  Buildings                                                                                 237,840       242,579        299,495
  Furniture and fixtures                                                                    163,932       167,852        174,344
  Software                                                                                   76,339        76,906         76,906
  Capital leases                                                                             23,987        22,936          8,940
                                                                                         ----------    ----------     ----------
                                                                                            529,190       540,217        599,249
  Less - Accumulated depreciation and amortization                                          223,585       248,711        264,572
                                                                                         ----------    ----------     ----------
                                                                                            305,605       291,506        334,677
                                                                                         ----------    ----------     ----------
Other Assets                                                                                 39,249        25,586         28,164
                                                                                         ----------    ----------     ----------
                                                                                         $1,422,130    $1,451,372     $1,490,217
                                                                                         ==========    ==========     ==========
                    LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Short-term borrowings                                                                  $      ---    $   67,757     $   64,052
  Current portion of long-term debt                                                          22,872        49,019         32,108
  Trade accounts payable                                                                    536,179       490,183        512,282
  Accrued payroll and benefit costs                                                          36,292        48,506         27,612
  Other accrued taxes                                                                        13,684        10,147         12,490
  Dividends payable                                                                           6,469         6,117            ---
  Other payables and accruals                                                                45,168        65,962         59,885
                                                                                         ----------    ----------     ----------
     Total current liabilities                                                              660,664       737,691        708,429
                                                                                         ----------    ----------     ----------
Postretirement Benefits Liability                                                            77,636        77,470         78,258
                                                                                         ----------    ----------     ----------
Pension Liability                                                                            40,895        37,488         37,488
                                                                                         ----------    ----------     ----------
Long-term Debt                                                                              254,381       205,603        268,809
                                                                                         ----------    ----------     ----------
Other Non-current Liabilities                                                                   971           756          2,572
                                                                                         ----------    ----------     ----------
                                                      SHARES AT             SHARES AT
                                                     DECEMBER 31,            JUNE 30,
                                             --------------------------     ----------
                                                  2003             2004        2005
                                                  ----             ----        ----
Shareholders' Equity
  Capital stock-
  Preferred, par value $.01 per share,
   Authorized                                  300,000       10,000,000     10,000,000
   Issued to shareholders                        2,173              ---            ---
   In treasury, at cost                            (52)             ---            ---
                                             ---------       ----------     ----------
   Outstanding                                   2,121              ---            ---           43          ---          ---
                                             ---------       ----------     ----------   ----------   ----------   ----------
  Common, stated value $20 per share,
   Authorized                                7,500,000       15,000,000     15,000,000
   Issued to voting trustees                 5,609,313        5,298,699      5,464,363
   Issued to shareholders                      290,389          276,641        278,582
   In treasury, at cost                        (28,343)         (26,978)      (201,311)
                                             ---------       ----------     ----------
   Outstanding                               5,871,359        5,548,362      5,541,634      117,427      110,967      110,833
                                             ---------       ----------     ----------   ----------   ----------   ----------
  Common shares subscribed                                                                      614        5,375        3,918
                                                                                         ----------   ----------   ----------
  Retained earnings                                                                         306,030      308,780      311,428
                                                                                         ----------   ----------   ----------
  Accumulated other comprehensive income (loss)                                             (35,962)     (27,383)     (27,940)
                                                                                         ----------   ----------   ----------
     Less - Subscriptions receivable                                                            569        5,375        3,578
                                                                                         ----------   ----------   ----------
     Total Shareholders' Equity                                                             387,583      392,364      394,661
                                                                                         ----------   ----------   ----------
                                                                                         $1,422,130   $1,451,372   $1,490,217
                                                                                         ==========   ==========   ==========

                                  See accompanying Notes to Consolidated Financial Statements

                                    GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                               FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
                                  SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

                               (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                                                   SIX MONTHS ENDED
                                                                 FOR THE YEARS ENDED                    JUNE 30,
                                                                     DECEMBER 31,                     (UNAUDITED)
                                                     ---------------------------------------   -------------------------
                                                            2002          2003          2004          2004          2005
                                                            ----          ----          ----          ----          ----

Sales, net of returns and allowances                 $ 3,986,954   $ 3,813,272   $ 4,093,462   $ 1,985,960   $ 2,044,782
  Less - Cash discounts                                  (12,062)      (10,820)      (13,909)       (5,742)       (7,369)
                                                     -----------   -----------   -----------   -----------   -----------
    Net Sales                                          3,974,892     3,802,452     4,079,553     1,980,218     2,037,413
                                                     -----------   -----------   -----------   -----------   -----------
Cost of Merchandise Sold                              (3,229,791)   (3,067,986)   (3,295,772)   (1,584,760)   (1,639,586)
                                                     -----------   -----------   -----------   -----------   -----------
    Gross Margin                                         745,101       734,466       783,781       395,458       397,827
Selling, General and Administrative expenses            (627,015)     (626,199)     (664,663)     (349,077)     (350,566)
Taxes, other than income taxes                           (41,297)      (40,119)      (40,758)          ---           ---
Depreciation and amortization                            (34,636)      (37,253)      (36,516)      (18,607)      (16,628)
                                                     -----------   -----------   -----------   -----------   -----------
    Income from operations                                42,153        30,895        41,844        27,774        30,633
Other Income, net                                          3,313         8,040         5,556         1,503         2,761
Interest Expense                                         (26,301)      (24,128)      (23,453)      (11,932)      (13,694)
Loss on debt extinguishment                                 (545)          ---           ---           ---           ---
                                                     -----------   -----------   -----------   -----------   -----------
Income Before Provision for Income Taxes                  18,620        14,807        23,947        17,345        19,700
                                                     -----------   -----------   -----------   -----------   -----------
Provision for Income Taxes
  Current                                                 (7,233)        7,690       (12,772)       (3,636)          ---
  Deferred                                                    14       (14,032)        2,843        (3,475)       (8,077)
                                                     -----------   -----------   -----------   -----------   -----------
    Total provision for income taxes                      (7,219)       (6,342)       (9,929)       (7,111)       (8,077)
                                                     -----------   -----------   -----------   -----------   -----------

Income Before Cumulative Effect
 of Change in Accounting Principle                        11,401         8,465        14,018        10,234        11,623
                                                     -----------   -----------   -----------   -----------   -----------
Cumulative effect of change in accounting
 principle, net of $3,587 tax benefit                        ---           ---           ---           ---        (5,634)
                                                     -----------   -----------   -----------   -----------   -----------
Net income                                                11,401         8,465        14,018        10,234         5,989
                                                     -----------   -----------   -----------   -----------   -----------
Retained Earnings, beginning of period                   310,521       309,434       306,030       306,030       308,780
  Cash dividends
    Preferred, $1.00 per share each year                      (2)           (2)           (1)           (1)          ---
    Common, $2.00 per share each year                    (12,486)      (11,867)      (11,267)       (3,456)       (3,341)
  Common Stock dividend                                      ---           ---           ---           ---           ---
                                                     -----------   -----------   -----------   -----------   -----------
Retained Earnings, end of period                     $   309,434   $   306,030   $   308,780   $   312,807   $   311,428
                                                     ===========   ===========   ===========   ===========   ===========
Income Per Share of Common Stock Before
 Cumulative Effect of Change in Accounting
 Principle                                           $      1.83   $      1.41   $      2.46   $      1.77   $      2.09
Net Income per share of Common Stock                 $      1.83   $      1.41   $      2.46   $      1.77   $      1.08
                                                     -----------   -----------   -----------   -----------   -----------


                               See accompanying Notes to Consolidated Financial Statements.

                                       GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
                                     SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

                                                     (STATED IN THOUSANDS)

                                                                                                          SIX MONTHS ENDED
                                                                    FOR THE YEARS ENDED                        JUNE 30,
                                                                        DECEMBER 31,                         (UNAUDITED)
                                                          -------------------------------------         --------------------
                                                               2002          2003          2004             2004        2005
                                                               ----          ----          ----             ----        ----

CASH FLOWS FROM OPERATIONS
Income before cumulative effect of change in
 accounting principle                                     $  11,401      $  8,465      $ 14,018         $ 10,234    $ 11,623
                                                          ---------      --------      --------         --------    --------
Adjustments to reconcile income before cumulative
 effect of change in accounting principle to cash
 provided (used) by operations:
  Depreciation and amortization                              34,636        37,253        36,516           18,607      16,628
  Deferred income taxes                                         (14)       14,032        (2,843)           3,475       8,077
  Gain on sale of property                                       --        (4,752)       (1,882)              --        (667)
  Changes in assets and liabilities:
    Trade receivables                                        88,650       (52,865)      (67,761)         (52,453)      1,143
    Merchandise inventory                                    97,285        32,358        10,121          (14,102)      6,246
    Other current assets                                     (2,828)         (545)       (8,564)           1,009      17,395
    Other assets                                              3,655        (5,229)       12,869            1,486       1,009
    Trade accounts payable                                   (7,988)       37,324       (45,996)         (13,087)     22,099
    Accrued payroll and benefit costs                        (4,149)       13,625        12,214           (5,670)    (20,894)
    Other accrued liabilities                                (7,269)       (5,951)       24,891           17,927     (15,353)
                                                          ---------      --------      --------         --------    --------
                                                            201,978        65,250       (30,435)         (42,808)     35,683
                                                          ---------      --------      --------         --------    --------

  Net cash flow provided (used) by operations               213,379        73,715       (16,417)         (32,574)     47,306
                                                          ---------      --------      --------         --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of property                            5,689        15,896         3,565               57       9,753
    Capital expenditures for property                       (55,532)      (50,824)      (24,100)         (10,322)    (11,405)
    Investment in joint venture                                 360           987           794              --          ---
                                                          ---------      --------      --------         --------    --------
  Net cash flow used by investing activities                (49,483)      (33,941)      (19,741)         (10,265)     (1,652)
                                                          ---------      --------      --------         --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in short-term
     borrowings                                             (98,737)           --        67,757           75,963      (3,705)
    Repayment of long-term debt                             (46,430)      (16,691)      (20,176)         (13,573)    (13,546)
    Principal payments under capital leases                  (4,890)       (6,694)       (2,455)          (1,199)     (1,272)
    Sale of Common Stock                                     15,191           506           361              225       3,693
    Purchases of treasury stock                              (6,299)       (6,358)       (6,909)          (3,595)     (3,487)
    Dividends paid                                          (11,984)      (12,202)      (11,620)          (9,926)     (9,457)
                                                          ---------      --------      --------         --------    --------
  Net cash flow provided (used) by financing
   activities                                              (153,149)      (41,439)       26,958           47,895     (27,774)
                                                          ---------      --------      --------         --------    --------
Net Increase (Decrease) in Cash                              10,747        (1,665)       (9,200)           5,056      17,880
                                                          ---------      --------      --------         --------    --------
Cash, Beginning of Period                                    10,079        20,826        19,161           19,161       9,961
                                                          ---------      --------      --------         --------    --------
Cash, End of Period                                       $  20,826      $ 19,161      $  9,961         $ 24,217    $ 27,841
                                                          ---------      --------      --------         --------    --------

                                See accompanying Notes to Consolidated Financial Statements.

                                       GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                  FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
                                          SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

                                                    (STATED IN THOUSANDS)

                                                                      COMMON                       ACCUMULATED
                                                                      STOCK                           OTHER
                                          COMMON       PREFERRED    SUBSCRIBED,      RETAINED     COMPREHENSIVE
                                          STOCK          STOCK       UNISSUED        EARNINGS     INCOME (LOSS)       TOTAL
                                         --------      ---------    -----------      --------     -------------     --------
December 31, 2001                        $114,424      $     51      $      0        $310,521       $(17,504)       $407,492
                                         ========      ========      ========        ========       ========        ========
Net income                                                                             11,401                         11,401
Currency translation adjustments                                                                        (441)           (441)
Unrealized gain/(loss) from interest
 rate swap (net of tax of $1,536)                                                                     (2,374)         (2,374)
Minimum pension liability (net of
 tax of $15,621)                                                                                     (24,639)        (24,639)
                                                                                                                    --------
Comprehensive income (loss)                                                                                          (16,053)
                                                                                                                    --------
Stock issued                               15,141                                                                     15,141
Stock redeemed                             (6,293)           (6)                                                      (6,299)
Advance payments                                                           50                                             50
Dividends declared                                                                    (12,488)                       (12,488)
                                         --------      --------      --------        --------       --------        --------
December 31, 2002                        $123,272      $     45      $     50        $309,434       $(44,958)       $387,843
                                         ========      ========      ========        ========       ========        ========
Net income                                                                              8,465                          8,465
Currency translation adjustments                                                                       2,585           2,585
Unrealized gain/(loss) from interest
 rate swap (net of tax of $426)                                                                          673             673
Minimum pension liability (net of
 tax of $3,638)                                                                                        5,738           5,738
                                                                                                                    --------
Comprehensive income                                                                                                  17,461
                                                                                                                    --------
Stock issued                                  511                                                                        511
Stock redeemed                             (6,356)           (2)                                                      (6,358)
Advance payments                                                           (5)                                            (5)
Dividends declared                                                                    (11,869)                       (11,869)
                                         --------      --------      --------        --------       --------        --------
December 31, 2003                        $117,427      $     43      $     45        $306,030       $(35,962)       $387,583
                                         ========      ========      ========        ========       ========        ========

Net income                                                                             14,018                         14,018
Currency translation adjustments                                                                       2,510           2,510
Unrealized gain/(loss) from interest
 rate swap (net of tax of $149)                                                                          233             233
Minimum pension liability (net of
 tax of $3,700)                                                                                        5,836           5,836
                                                                                                                    --------
Comprehensive income                                                                                                  22,597
                                                                                                                    --------
Stock issued                                  406                                                                        406
Stock redeemed                             (6,866)          (43)                                                      (6,909)
Advance payments                                                          (45)                                           (45)
Dividends declared                                                                    (11,268)                       (11,268)
                                         --------      --------      --------        --------       --------        --------
December 31, 2004                        $110,967      $      0      $      0        $308,780       $(27,383)       $392,364
                                         ========      ========      ========        ========       ========        ========
Net income                                                                              5,989                          5,989
Currency translation adjustments                                                                        (585)           (585)
Unrealized gain/(loss) from interest
 rate swap (net of tax of $93)                                                                            28              28
                                                                                                                    --------
Comprehensive income                                                                                                   5,432
                                                                                                                    --------
Stock issued                                3,353                                                                      3,353
Stock redeemed                             (3,487)                                                                    (3,487)
Advance payments                                                          340                                            340
Dividends declared                                                                     (3,341)                        (3,341)
                                         --------      --------      --------        --------       --------        --------
June 30, 2005                            $110,833      $      0      $    340        $311,428       $(27,940)       $394,661
                                         ========      ========      ========        ========       ========        ========


                                 See accompanying Notes to Consolidated Financial Statements

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         Graybar Electric Company, Inc. is engaged internationally in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States; however, the Company has limited sales activity in several international locations.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Graybar Electric Company, Inc. and its subsidiary companies. All significant intercompany balances and transactions have been eliminated. The condensed financial statements as of June 30, 2004 and 2005 and for the six-month period then ended included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report on Form 10-K.

         In the opinion of the Company, the condensed financial statements as of June 30, 2004 and 2005 and for the six-month period then ended include all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the financial statements presented. Such interim financial information is subject to year-end adjustments and independent audit. Results for interim periods are not necessarily indicative of results to be expected for the full year.

REVENUE RECOGNITION

         Revenue is recognized when products are shipped and title transfers to the customer. Shipping and handling costs are primarily recorded in cost of merchandise sold, with the exception of costs totaling $14,705, $15,521 and $36,791 in 2002, 2003 and 2004, respectively, and $13,623 and $23,724 for the six months ended June 30, 2004 and 2005, respectively, which are included in selling, general and administrative expenses.

ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RECLASSIFICATIONS

         Certain reclassifications of prior year presentations have been made to conform to the 2004 presentation.

CASH AND CASH EQUIVALENTS

         The Company classifies cash on hand, deposits in banks and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

MERCHANDISE INVENTORY

         Inventory is stated at the lower of cost (determined using the last-in, first-out (LIFO) cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current revenues. Had the first-in, first-out (FIFO) method been used, inventory would have been approximately $31,522 greater than reported under the LIFO method at June 30, 2005. The Company liquidated a portion of a previously created LIFO layer in 2003 and 2004, resulting in an increase (decrease) in cost of goods sold of $2,081 and $(473), respectively.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUPPLIER VOLUME INCENTIVES

         The Company's agreements with many of its suppliers provide for the Company to earn incentives based on purchases during the agreement period. The Company estimates the amount to be received from suppliers at the end of each reporting period based on the earnout level that the Company estimates is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of sales as related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized using a cumulative catch-up adjustment.

PROPERTY AND DEPRECIATION

         The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives of the assets:

      Buildings..................................    42 years
      Permanent fixtures -- leased property......    Over the shorter of the asset's life or the lease term
      Furniture, fixtures and equipment..........    4 to 14 years
      Capital leases.............................    Over the shorter of the asset's life or the lease term

         Depreciation expense was $27,744, $26,039 and $23,746 in 2002, 2003 and 2004, respectively, and $12,389 and $10,458 for the six months ended June 30, 2004 and 2005, respectively.

         At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income.

         Property under capital leases is recorded in property with the corresponding obligations carried in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments.

         Maintenance and repairs are expensed as incurred. Major renewals and betterments that extend the life of the property are capitalized.

         The Company capitalizes interest expense on major construction and development projects while in progress. Interest capitalized in 2003, 2004 and the six months ended June 30, 2005 was $776, $69 and $0, respectively.

         The Company capitalizes qualifying internal and external costs incurred to develop or obtain software for internal use during the application development stage. Costs incurred during the pre-application development and post-implementation stages are expensed as incurred. During 2003, 2004 and the six months ended June 30, 2005, the Company capitalized $26,103, $567 and $0, respectively. The estimated useful life of the software is eight years.

CREDIT RISK

         Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company performs ongoing credit evaluations of its customers, and a significant portion of trade receivables is secured by lien or bond rights. The Company maintains allowances for potential credit losses, and such losses historically have been within management's expectations.

DERIVATIVE FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards (SFAS) No. 133, as amended by SFAS No. 138 and SFAS No. 149, "Accounting for Derivative Instruments and Hedging Activities", requires the Company to recognize all derivative instruments on the balance sheet at fair value. The Company has entered into an interest rate swap agreement that effectively converts its floating rate payments to a fixed-rate basis. The Company manages interest rates on amounts due under certain operating leases through its swap agreement. The Company's interest rate swap agreement is designated as a cash flow hedge.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         On an ongoing basis, the Company reflects the current fair value of the interest rate swap on its balance sheet. At June 30, 2005 the Company has recorded a liability of $5,620 in other payables and accruals on the balance sheet for the fair value of the swap. The effective portion of the related gains or losses on the swap are deferred in accumulated other comprehensive income. Because the swap is completely effective, no ineffectiveness was recorded in the consolidated statements of income during 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, respectively. An unrealized net loss of $2,374 (net of tax) and unrealized net gains of $673 (net of tax) and $233 (net of tax) related to the swap were recorded in accumulated other comprehensive income during the twelve month periods ended December 31, 2002, 2003 and 2004, respectively. Unrealized net gains of $763 (net of tax) and $28 (net of tax) related to the swap were recorded in accumulated other comprehensive income during the six months ended June 30, 2004 and 2005, respectively. At June 30, 2005 an unrealized net loss of $3,372 (net of tax) is recorded in accumulated other comprehensive income. These deferred gains and losses are recognized in income in the period in which the related interest payments being hedged are recognized in expense.

GOODWILL

         The Company follows Statement of Financial Accounting Standards
(SFAS) No. 142, "Goodwill and Other Intangible Assets", under which goodwill and indefinite-lived intangible assets are not amortized but rather tested annually for impairment. The effect of amortization expense related to goodwill on net income in periods prior to 2002 was not material. As of June 30, 2005 the Company has completed its annual impairment test and concluded that there is no impairment of the Company's goodwill. At June 30, 2005 the Company has $6,680 of goodwill included in other assets on the consolidated balance sheet.

2.   INCOME TAXES

         The provisions for income taxes recorded in the consolidated statements of income and retained earnings are as follows:

                                             YEARS ENDED DECEMBER 31:
                                       2002             2003             2004
                                       ----             ----             ----
Federal income tax
    Current                           $6,724         $(8,197)         $11,815
    Deferred                             693          13,115           (2,598)
State income tax
    Current                              509             507              957
    Deferred                            (707)            917             (245)
                                      ------         -------          -------
Financial statement
  income tax provision                $7,219         $ 6,342          $ 9,929
                                      ======         =======          =======

         Deferred income taxes are provided based upon differences between the financial statement and tax bases of assets and liabilities. The following deferred tax assets (liabilities) are recorded at December 31:

Assets/(Liabilities)                      2003                2004
--------------------                      ----                ----
Postretirement benefits                $30,201             $30,136
Payroll accruals                         3,287               2,741
Bad debt reserves                        2,651               2,933
Other deferred tax assets               11,748              11,750
Accrued (prepaid) pension               11,268               9,780
Inventory                               (1,721)              7,354
Fixed asset depreciation               (15,586)            (15,798)
Fixed asset gains                       (9,542)             (9,542)
Computer software                       (7,149)            (16,895)
Other deferred tax liabilities          (8,588)             (6,937)
                                       -------             -------
                                       $16,569             $15,522
                                       =======             =======

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

2.  INCOME TAXES (CONTINUED)

         Deferred tax assets included in other current assets were $6,167 and $16,161 in 2003 and 2004, respectively. Deferred tax assets included in other assets were $10,402 and $(639) in 2003 and 2004, respectively. The Company's deferred tax assets include state net operating loss carryforwards of $5,938 and $4,680 as of December 31, 2003 and 2004, respectively, that expire from 2006 to 2022. Valuation allowances of $2,191 and $1,022 have been established for a portion of these deferred tax assets as of December 31, 2003 and 2004, respectively.

         A reconciliation between the "statutory" federal income tax rate and the effective tax rate in the consolidated statements of income and retained earnings is as follows:

                                                             YEARS ENDED DECEMBER 31:
                                                       2002            2003                2004
                                                       ----            ----                ----
         "Statutory" tax rate                          35.0%           35.0%               35.0%
         State and local income taxes,
           net of federal benefit                      (3.2)            2.4                 2.1
         Other, net                                     7.0             5.4                 4.4
                                                       ----            ----                ----
         Effective tax rate                            38.8%           42.8%               41.5%
                                                       ====            ====                ====

3.  CAPITAL STOCK

         The Company's capital stock is owned by its employees and retirees. Common stock may not be sold by the holder thereof, except by first offering it to the Company. The Company may buy any common shares so offered at the price at which they were issued ($20.00) with appropriate adjustments for current dividends.

         During 2004 the Company offered to eligible employees the right to subscribe to 450,000 shares of common stock at $20 per share in accordance with the provisions of the Company's Common Stock Purchase Plan dated October 18, 2004. This resulted in the subscription of 268,772 shares ($5,375). Subscribers under the Plan elected to make payments under one of the following options: (i) all shares subscribed for prior to January 20, 2005; (ii) a portion of such shares prior to January 20, 2005, and the balance in monthly installments through payroll deductions (or in certain cases where a subscriber is no longer on the Company's payroll, through pension deductions or direct monthly payments) over an 11-month period; or
(iii) all shares pursuant to the installment method.

         Shares were issued and Voting Trust Certificates were delivered to subscribers as of January 20, 2005, in the case of shares paid for prior to January 20, 2005. Shares will be issued and Voting Trust Certificates will be delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September and December to the extent full payments of shares are made in the case of subscriptions under the installment method.

         Shown below is a summary of shares reacquired and retired by the Company in the three years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005:

                                      PREFERRED                             COMMON
                             REACQUIRED         RETIRED         REACQUIRED          RETIRED
                             --------------------------         ---------------------------
         2002                    316              256            314,647            298,967
         2003                    129              164            317,774            316,811
         2004                  2,121            2,173            343,281            344,646
         June 30, 2004         2,121              ---            177,600                ---
         June 30, 2005           ---              ---            174,333                ---

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

4.  LONG-TERM DEBT AND BORROWINGS
    UNDER SHORT-TERM CREDIT AGREEMENTS

                                                                         DECEMBER 31,             JUNE 30,
                                                                   ------------------------       --------
                                                                       2003            2004         2005
                                                                       ----            ----         ----
Long-term debt was composed of:
7.49% note, unsecured, due in annual installments of $14,286
 in each of the years 2005 through 2011                            $100,000        $100,000       $100,000
Variable rate synthetic lease financing obligations, secured by
 facilities, due from July 2008 to December 2009                        ---             ---         70,906
6.59% note, unsecured, due in semiannual installments of
 $3,750 beginning in October 2003 through April 2013                 71,250          63,750         60,000
7.36% note, unsecured, maturing May 2011, installments of
 $3,095 due semiannually in each of the years 2001
 through 2010 with final payment of $3,094 due in 2011               46,428          40,238         37,143
6.65% note, unsecured, due in annual installments
 of $3,636 in each of the years 2003 through 2013                    36,364          32,727         29,091
6.23% to 8.30% capital leases, various maturities                    13,521          11,065            ---
9.23% note secured by a first mortgage on various properties, maturing May 2005, installments of $2,725 due annually in each of the years 1995 through 2004 with final payment
 of $2,750 due in 2005                                                5,475           2,750            ---
Variable rate mortgages, secured by facilities, various
 maturities                                                           4,215           4,092          3,777
                                                                   --------        --------       --------
                                                                    277,253         254,622        300,917
Less current portion                                                 22,872          49,019         32,108
                                                                   --------        --------       --------
                                                                   $254,381        $205,603       $268,809
                                                                   ========        ========       ========

         Long-term debt matures as follows:

                                             DECEMBER 31,     JUNE 30,
                                                 2004           2005
                                                 ----           ----
2006                                           $ 31,798      $ 21,257
2007                                             31,706        31,834
2008                                             31,696        59,504
2009                                             31,664        74,958
2010-2013                                        78,739        81,256
                                               --------      --------
                                               $205,603      $268,809
                                               ========      ========

         The net book value of property securing various long-term debt instruments was $62,898 at June 30, 2005.

         The Company's borrowings under short-term credit agreements consist of issuances of commercial paper and borrowings under revolving credit agreements and bank lines of credit.

         The Company has a Credit Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) that had previously consisted of an $85,000, 364-day facility that expired in July 2005. Upon expiration, the Company amended the credit agreement to consist of a $100,000, 364-day facility that expires in July 2006. There were no amounts outstanding under the Credit Agreement at June 30, 2005.

         At June 30, 2005 the Company had a $200 million accounts receivable securitization program that expires in October 2006. The securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly owned, bankruptcy remote, special purpose subsidiary. GCC sells an undivided interest in the receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

4.  LONG-TERM DEBT AND BORROWINGS
    UNDER SHORT-TERM CREDIT AGREEMENTS (CONTINUED)

accounts receivable through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the accounts receivable and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. Borrowings outstanding under the securitization program were $50,000 and $40,000 at December 31, 2004 and June 30, 2005, respectively.

         Borrowings under short-term credit agreements varied from a minimum of $0 to a maximum of $188,281 and $192,223 in 2003 and 2004, respectively. For the first six months of 2005 bank borrowings varied from a minimum of $25,983 to a maximum of $205,804. The average amount of borrowings outstanding under short-term credit agreements during 2003 and 2004 and the six months ended June 30, 2004 and 2005 amounted to approximately $109,000, $146,000, $125,500 and $135,500 at weighted average interest rates of 1.51%, 1.69%, 1.35% and 2.95%, respectively. The averages are based on the daily amounts outstanding during each year. The weighted average interest rate for amounts outstanding at June 30, 2005 was 3.61%.

         The Company had unused lines of credit of approximately $253,255 as of December 31, 2004 and $256,437 as of June 30, 2005. Certain committed lines of credit have annual fees of up to one hundred basis points of the committed lines of credit.

         The Credit Agreement and certain other note agreements have various covenants that limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company is in compliance with all covenants as of June 30, 2005.

         The carrying amounts of the Company's outstanding long-term debt and short-term borrowings approximate their fair values at June 30, 2005.

5.  PENSION AND OTHER POSTRETIREMENT BENEFITS

         The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan provides retirement benefits based on an employee's final average earnings and years of service. Employees become 100% vested after five years of service, regardless of age. The Company's funding policy is to contribute the net periodic pension cost accrued each year, provided that the contribution will not be less than the ERISA minimum or greater than the maximum tax-deductible amount. The assets of the defined benefit pension plan are invested primarily in equity and fixed income securities and money market funds.

         The investment objective of the Company's defined benefit pension plan is to ensure that there are sufficient assets to fund regular pension benefits payable to employees over the long-term life of the plan. The Company's pension plan seeks to earn the highest possible long-term, total rate of return on assets consistent with prudent standards for preservation of capital, tolerance for investment risk and maintenance of liquidity.

         Asset allocation information for pension plan assets at December 31, 2003 and 2004 is as follows:

                                              2003         2004
                                             Actual       Actual       Target
                                           Allocation   Allocation   Allocation
                                           ----------   ----------   ----------

         Equity securities-U.S.                46%          46%          35%
         Equity securities-International       15           19           15
         Fixed income investments              34           34           35
         Other                                  5            1           15
                                              ---          ---          ---
                                              100%         100%         100%
                                              ===          ===          ===

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)
          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

5.  PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

         The Company and its subsidiaries provide certain health care and life insurance benefits for retired employees through the Retiree Welfare Plan (the Plan). Substantially all of the Company's employees may become eligible to participate in the Plan if they reach normal retirement age while working for the Company. Benefits are provided through insurance coverage with premiums based on the benefits paid during the year. The Company funds the Plan on a pay-as-you-go basis, and accordingly, the Plan has no assets at December 31, 2003 or 2004.

         The following table sets forth information regarding the Company's pension and other postretirement benefits as of December 31, 2003 and 2004 using a December 31 measurement date:

                                                                              Postretirement
                                            Pension Benefits                     Benefits
                                         ----------------------        ----------------------------
                                             2003          2004             2003               2004
                                             ----          ----             ----               ----
Accumulated benefit obligation           $176,801      $188,673        $ 126,298          $ 126,449
                                         --------      --------        ---------          ---------
Projected benefit obligation              231,706       248,451              ---                ---
Fair value of plan assets                 135,906       151,186              ---                ---
                                         --------      --------        ---------          ---------

Funded status                            $(95,800)     $(97,265)       $(126,298)         $(126,449)
                                         --------      --------        ---------          ---------

         Amounts recognized in the balance sheet at December 31, 2004 consist of the following:

                                                                              Postretirement
                                            Pension Benefits                     Benefits
                                         ----------------------        ----------------------------
                                             2003          2004             2003               2004
                                             ----          ----             ----               ----
Prepaid  (accrued) benefit cost          $(40,895)     $(37,488)        $(77,636)          $(77,470)

Intangible asset                           12,392        11,110              ---                ---
Accumulated other comprehensive
 loss                                      33,664        27,828              ---                ---
                                         --------      --------         --------           --------
Net amount recognized                    $  5,161      $  1,450         $(77,636)          $(77,470)
                                         --------      --------         --------           --------

         Weighted average assumptions as of December 31 are:

                                                                              Postretirement
                                            Pension Benefits                     Benefits
                                         ----------------------        ----------------------------
                                             2003          2004             2003               2004
                                             ----          ----             ----               ----
Discount rate                                6.00%         5.75%            6.00%              5.75%
Expected return on plan assets               8.75%         8.25%             ---                ---
Rate of compensation increase                4.00%         4.00%             ---                ---
Health care cost trend on covered
  charges                                     ---           ---            10%/5%              9%/5%

         The expected return on plan assets assumption for the defined benefit pension plan is a long-term assumption and was determined after evaluating input from the plan's actuary and pension fund investment advisor, and also considering actual plan experience and historical and anticipated rates of return on the various classes of assets in which the plan invests. The Company anticipates that its investment managers will continue to generate long-term returns consistent with its assumed rate, despite temporary downturns in market performance.

         The following presents information regarding the plans for the years ended December 31, 2003 and 2004:

                                                                              Postretirement
                                            Pension Benefits                     Benefits
                                         ----------------------        ----------------------------
                                             2003          2004             2003               2004
                                             ----          ----             ----               ----
Employer contributions                  $  21,300     $  28,200        $  11,148          $  11,760
Participant contributions                     ---           ---              750                729
Benefits paid                           $ (23,043)    $ (32,500)       $ (11,898)         $ (12,489)
                                        ---------     ---------        ---------          ---------

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

5.  PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

         During the six months ended June 30, 2005, the Company made contributions totaling $15,000 to its defined benefit pension plan. Additional contributions totaling $15,000 are expected to be paid during the remainder of 2005.

         Estimated future defined benefit pension plan payments are as follows:

                   2005                        $24,000
                   2006                         26,000
                   2007                         27,000
                   2008                         27,000
                   2009                         28,000
                   2010-2014                   150,000

         The net periodic cost recognized for the defined benefit pension plan was $14,231, $16,779 and $35,610 for each of the three years ended December 31, 2002, 2003 and 2004, respectively. Included in the Company's 2004 pension expense was approximately $15.1 million due to settlement of a portion of its defined benefit plan obligations as a result of increased election of lump sum payouts by retirees under the standard terms of the plan.

         The net periodic cost recognized for the postretirement benefit plan was $9,533, $11,198 and $11,594 for each of the three years ended December 31, 2002, 2003 and 2004, respectively.

         For measurement of the net periodic postretirement benefit obligation, a 9.0% annual rate of increase in per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to gradually decrease to 5.0% for 2009 and to remain at that level thereafter.

         The Company has elected to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in accordance with FASB Staff Position (FSP) No. FAS 106-2. The accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not currently reflect the accounting impact of the Act since the Company was previously unable to determine whether the benefits provided by its plan are actuarially equivalent to Medicare Part D under the Act. The Company expects to include the accounting impact of the Act in its third quarter 2005 financial statements based on the results of its actuarial equivalency evaluation and changes to its retiree welfare plan.

         The Company also provides a defined contribution profit sharing and savings plan covering substantially all of its full-time employees. Annual contributions by the Company to the plan are at the discretion of management and are generally determined based on the profitability of the Company. Employees may also contribute to the plan subject to limitations imposed by federal tax law and ERISA.

6.  NET INCOME PER SHARE OF COMMON STOCK

         The computation of net income per share of common stock is based on the weighted average number of common shares outstanding during each year. The average numbers of shares used in computing net income per share of common stock were 6,245,008, 5,992,889 and 5,708,968 in 2002, 2003 and 2004,
respectively, and 5,786,312 and 5,561,552 for the six months ended June 30, 2004 and 2005, respectively.

7.  COMMITMENTS

         The Company has two lease arrangements with an independent lessor which have provided $73,477 of financing for nine of the Company's zone distribution facilities, one of which was sold in June 2005. Each of the agreements carries a five-year term. The Company has the option, with the consent of the lenders to the lessor, to renew the leases for an additional five-year term or to purchase the property for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the property, or such lenders refuse to consent to a renewal, the Company may elect to remarket the property and arrange for its sale to a third party.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

7.  COMMITMENTS (CONTINUED)

         The leasing structures used in these two lease arrangements qualify as silos of a variable interest entity under FASB Interpretation No. 46 (FIN No. 46). As of January 1, 2005, the Company has adopted the provisions of FIN No. 46 and accordingly, as the primary beneficiary, has consolidated these silos in its financial statements. The impact of consolidation has increased the Company's property by $64,257, the net book value of the leased property as if the interpretations of FIN No. 46 had been in place from the inception of these leases. Additionally, the Company has increased long-term debt by $70,906, and recorded a minority interest in the silos of $2,572 at the date of adoption. The Company has recorded a cumulative effect of change in accounting principle of $(5,634), net of income tax effect of $3,587, to affect the consolidation. The Company has treated the adoption of FIN No. 46 as a non-cash item in its consolidated statements of cash flows.

         In June 2005 the Company sold one of the zone distribution facilities included in one of the lease arrangements prior to the expiration of the lease term. As a result of the sale, the Company is required to substitute replacement property into the arrangement in accordance with the standard terms of the agreement. A letter of credit in the amount of $6,600 in favor of the lenders to the lessor was originated pending completion of the replacement transaction, which had not been completed as of June 30, 2005. The Company expects to complete the replacement transaction and cancel the letter of credit during the third quarter of 2005.

         As of June 30, 2005, the consolidated silos included in the Company's financial statements have a net property balance of $57,839, long-term debt of $70,906, and a minority interest of $2,572. Under the terms of the lease arrangements, the Company's maximum exposure to loss as a result of its involvement with the two lease arrangements at June 30, 2005, is $62,455, the amount guaranteed by the Company as the residual fair value of the property.

         Had the provisions of FIN No. 46 been applied retrospectively, rather than as the cumulative effect of a change in accounting principle, net income and net income per share on a pro forma basis would be as follows:

                                                             Actual                                   Pro forma
                                             --------------------------------------        ---------------------------------
                                             June 30, 2005            June 30, 2004        June 30, 2005       June 30, 2004
                                             -------------            -------------        -------------       -------------
         Net income                             $5,989                   $10,234              $11,623             $9,612
         Net income per share of
          common stock                          $ 1.08                   $  1.77              $  2.09             $ 1.66

         Rental expense was $43,936, $42,396 and $40,916 in 2002, 2003 and
2004, respectively, and $18,791 and $17,571 for the six months ended June 30, 2004 and 2005, respectively.

         Future minimum rental payments required under operating leases that have either initial or remaining noncancellable lease terms in excess of one year as of December 31, 2004 are as follows:

                             Years ending December 31:

                  2005                                    $ 35,142
                  2006                                      24,701
                  2007                                      18,866
                  2008                                      16,338
                  2009                                      10,608
                  Subsequent to 2009                        31,782


         In September 2000 the Company entered into a swap agreement to manage interest rates on amounts due under certain operating leases. The agreement, which expires in July 2013, is based on a notional amount of $28.7 million. The agreement calls for an exchange of interest payments with the Company receiving payments based on a London Interbank Offered Rate (LIBOR) floating rate, and making payments based on a fixed rate of 6.92%. There is no exchange of the notional amount upon which the payments are based. The fair value of the swap was $5,620 at June 30, 2005 and is recorded in other payables and accruals in the balance sheet.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2004 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

8.  STATEMENTS OF CASH FLOWS

         During 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, income taxes paid/(refunded) totaled $12,484, $(1,684), $(4,057),
$(13,970) and $1,237; interest paid totaled $26,976, $24,094, $23,548,
$12,034 and $13,909; and liabilities assumed in connection with capitalized leases totaled $0, $9,793, $0, $0 and $0, respectively.

9.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

         The components of accumulated other comprehensive income (loss) as of December 31, 2003 and 2004 and June 30, 2005 are as follows:

                                                                 December 31,                      June 30,
                                                       ------------------------------              --------
                                                           2003                  2004                2005
                                                           ----                  ----                ----
Currency translation adjustments                       $  1,335              $  3,845              $  3,260
Unrealized gain/(loss) from
 interest rate swap                                      (3,633)               (3,400)               (3,372)
Minimum pension liability                               (33,664)              (27,828)              (27,828)
                                                       --------              --------              --------
                                                       $(35,962)             $(27,383)             $(27,940)

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         Quarterly financial data for 2003, 2004 and the six months ended June 30, 2005 is as follows:

                                                                For the quarters ended,
                                                                         2003
                                                -------------------------------------------------------
                                                  3/31          6/30              9/30          12/31
                                                  ----          ----              ----          -----
Net sales                                       $861,344      $949,982         $1,024,449      $966,677
Gross margin                                     172,813       180,813            190,971       189,869
Net income                                           158         1,697              4,609         2,001
Net income per share of common stock            $    .03      $    .28         $      .77      $    .33

                                                                For the quarters ended,
                                                                         2004
                                                 ------------------------------------------------------
                                                  3/31          6/30              9/30         12/31
                                                  ----          ----              ----         -----
Net sales                                       $939,309     $1,040,909        $1,072,482    $1,026,853
Gross margin                                     190,774        204,684           199,841       188,482
Net income (loss)                                  3,244          6,990             4,596          (812)
Net income (loss) per share of
  common stock                                  $    .56     $     1.22        $      .81    $     (.13)

                                                 For the quarters ended,
                                                          2005
                                                ------------------------
                                                  3/31           6/30
                                                  ----           ----
Net sales                                       $963,939      $1,073,474
Gross margin                                     190,989         206,838
Income before cumulative effect
 of change in accounting principle                 3,661           7,962
Cumulative effect of change in
 accounting principle, net of $3,587
 tax benefit                                      (5,634)            ---
Net income (loss)                                 (1,973)          7,962
Income per share of common stock
 before cumulative effect of change
 in accounting principle                             .66            1.43
Net income (loss) per share of
 common stock                                   $   (.35)     $     1.43

                                                                    EXHIBIT A

                    THREE-YEAR COMMON STOCK PURCHASE PLAN
                          DATED AS OF JUNE 10, 2004
            RELATING TO UP TO 2,000,000 SHARES OF COMMON STOCK OF
                       GRAYBAR ELECTRIC COMPANY, INC.

                         ---------------------------

1.  GENERAL; EMPLOYEES ENTITLED TO SUBSCRIBE.

         1.1 This Plan provides for offerings in each of the years 2004, 2005 and 2006 (each, an "Applicable Year") to eligible employees, including officers, of Graybar Electric Company, Inc. (the "Company"), and its wholly owned subsidiary, Commonwealth Controls Corporation, and, in order to effect a transition, retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004, of the right to subscribe for shares of the Company's Common Stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), at a price of $20.00 per share. The aggregate number of shares of Common Stock to be offered in each year and the terms of such offering shall be determined by the Board of Directors. The maximum number of shares of Common Stock that may be issued pursuant to this Plan is 2,000,000. This Plan shall remain in effect until January 31, 2007 unless terminated prior thereto by the Board of Directors of the Company, and thereafter insofar as the provisions relate to shares of Common Stock subscribed for under Method B as described in
Section 4.2.

         1.2 Each person who on September 30 of the year in which an offering is conducted (the "Applicable Year") is (a) an active, full-time employee of the Company or Commonwealth Controls Corporation continuously employed by the Company or Commonwealth Controls Corporation since March 31 of the Applicable Year, (b) a person who on March 31 of the Applicable Year is an active, full-time employee of the Company or Commonwealth Controls Corporation and who retires on a pension (except a deferred pension) after March 31 and prior to October 1 of the Applicable Year, or (c) a person who on March 31, 2004 was an active, full-time employee of the Company or Commonwealth Controls Corporation and who retired prior to October 1 of the Applicable Year on a pension (other than a deferred pension) (a "Qualified Retiree") will be entitled to subscribe at the price of $20.00 per share for the number of shares of the Company's Common Stock determined pursuant to
Section 3. Such persons are sometimes referred to as "eligible participants" or "Qualified Retirees" and after completing a Subscription Agreement are referred to as "subscribers"; provided, however, that the term "eligible participants" shall not be deemed to include in any Applicable Year: any person (a) who receives a pension (unless he or she is an active, full-time employee on March 31, 2004 or March 31 of a subsequent Applicable Year and retired on a pension (except a deferred pension) after said March 31 and prior to October 1 of the Applicable Year), (b) who is employed solely on a contract basis or who by written agreement has released all stock subscription rights, or (c) who is included in a collective bargaining unit represented by a labor organization where the agreement between the Company and the labor organization excludes such person from subscribing for Common Stock of the Company.

2.  PERIOD FOR AND METHOD OF MAKING SUBSCRIPTION.

         Any eligible participant desiring to subscribe for shares of Common Stock offered for sale under this Plan shall either complete and submit a Subscription Agreement on-line in the manner set forth at www.planenrollments.com/gbe or complete and sign a Subscription Agreement substantially in the form set forth herein, or otherwise approved by the Board of Directors for such purpose for an offering to be made in an Applicable Year, and file it, on or before the date specified for each Applicable Year, with the Secretary at the executive offices of the Company, 34 North Meramec Avenue, Clayton, Missouri 63105. No subscription shall be effective and binding unless and until accepted by the Company at its executive offices. No subscription will be accepted after the close of business on the date specified in the applicable Subscription Agreement.

3. DETERMINATION OF NUMBER OF SHARES FOR WHICH AN ELIGIBLE PARTICIPANT IS ENTITLED TO SUBSCRIBE.

         The maximum number of shares for which an eligible participant may subscribe shall be determined as hereinafter provided.

         3.1. The Subscription Right of each eligible participant, subject to increase as provided in Section 3.2 and reduction as provided in Section 3.3, shall be one (1) share for each $1,000.00 of his or her annual salary rate in effect on March 31 of the Applicable Year (or March 31 of the year of retirement in the case of a Qualified Retiree) (or such other dollar amount or other ratio as may hereafter be established with respect to an offering of shares for an Applicable Year by the Board of Directors). Fractional shares resulting from this computation shall be disregarded.

         3.2. The number of shares determined in accordance with Section 3.1 shall, in the case of eligible participants who on March 31 of the Applicable Year (or March 31 of the year of retirement in the case of a Qualified Retiree) were in the salary classifications listed below, be multiplied as follows (or using such other multiple as hereafter may be established with respect to an offering of shares by the Board of Directors):

              3.2.1. Eligible Company participants in Executive classifications EX 1 through EX 5-- 3.00 times;

              3.2.2. Eligible Company participants in Grades 17 through 20 and Band M1 -- 2.50 times;

              3.2.3. Eligible Company participants in Grades 15 and 16 and Band M2 -- 2.25 times;

              3.2.4.   Eligible Company participants in Grades P and Q --
                       1.90 times;

              3.2.5.   Eligible Company participants in Grades N and O --
                       1.85 times;

              3.2.6. Eligible Company participants in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan and Band M3 -- 1.75 times;

              3.2.7. Eligible Company participants in Grades J, K, L and M -- 1.50 times;

              3.2.8.   All other eligible Company participants -- 1.25 times;
                       and

              3.2.9. Eligible participants who are employees of Commonwealth Controls Corporation -- As determined by the Board of Directors for each participant using the closest comparable salary classification then in effect at Commonwealth Controls Corporation.

Fractional shares resulting from the above computations shall be disregarded.

         3.3 In the unlikely event the aggregate number of shares subscribed for by all eligible participants in an offering for an Applicable Year were to exceed the number of shares that the Board of Directors determines shall be offered in such Applicable Year, the number of shares which each eligible participant would be entitled to purchase shall be reduced to a number determined by multiplying the number of shares for which such eligible participant has subscribed (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is the number of shares being offered and the denominator of which is the aggregate number of shares subscribed for by all eligible participants. Fractional shares resulting from such computation shall be disregarded.

4.  PAYMENTS FOR ISSUANCE OF STOCK.

         Payments for shares subscribed for may be made pursuant to either or both of the following methods (or such other method as hereafter may be established by the Board of Directors with respect to any offering):

         4.1. Full Payment: Payment in full for shares subscribed for on or before the date in January of the year following the Applicable Year set by the Board of Directors, in which case the shares paid for will be issued as of that date.

         4.2. Payroll Deduction: Payments in equal installments made at each of the regular pay dates commencing with the second pay date in January of the year following the Applicable Year and ending with the last pay date in November of that year. The Company shall issue no later than the tenth day of March, June and September and the fifteenth day of December of the Applicable Year a share certificate to the Voting Trustees or Non-Participating Shareholders (as such terms are defined in Section 5.2), whichever is appropriate, for such number of full shares of Common Stock as have been fully paid for prior to such issue date.

         4.2.1. Payments shall be made, in the case of a subscriber on the Company's or Commonwealth Controls Corporation's payroll, through payroll deductions authorized by the subscriber and, in the case of a subscriber who is no longer on the Company's or Commonwealth Controls Corporation's payroll but whose subscription has not been cancelled in accordance with Section 5.4, through monthly payments made directly by such person to the Treasurer of the Company on or before the last day of each month. Except as provided in Section 5.4, subscriptions made under the Payroll Deduction option and the obligations of subscribers to make full payment for all shares subscribed for (including any authorization to the Company or Commonwealth Controls Corporation to make payroll deductions) shall be irrevocable.

         4.2.2. No interest shall be paid on amounts deducted from a participant's salary or paid directly to the Treasurer.

         4.2.3. A subscriber, at his or her option exercised at any time except during the first ten days of March, June or September, may pay the balance due on all or any portion of the number of shares subscribed for, and upon such payment a share certificate shall be issued evidencing ownership of the number of shares for which payment is so made.

5. CONDITIONS OF SUBSCRIPTION.

         Each subscription for shares of Common Stock hereunder is expressly subject to, among other things, the following terms, and every subscriber shall agree to all of them by completing a Subscription Agreement:

         5.1. Right to receive stock not transferable.

         No subscriber may sell, pledge or in any manner alienate or suffer to be alienated his or her right to purchase Common Stock under the Plan, including the right to receive Voting Trust Certificates or stock certificates representing shares of Common Stock. A violation of this provision shall constitute a withdrawal by the subscriber from his or her Subscription Agreement, in which event the only right of the subscriber or his or her assignee shall be to have the Company return to the person entitled thereto the total amount paid under said Subscription Agreement. Such return shall operate as a cancellation and satisfaction of all rights under the Subscription Agreement.

         5.2. Issuance of stock certificates and Voting Trust Certificates.

         A stock certificate or certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are or who, upon completing a Subscription Agreement, become parties to the Voting Trust Agreement (the "Voting Trust Agreement") dated as of April 1, 1997, relating to shares of Common Stock of the Company, shall be issued to, and deposited by the Company with, the Voting Trustees thereunder (the "Voting Trustees") in accordance with the provisions of Section 4.05 of the Voting Trust Agreement. The Voting Trustees will issue Voting Trust Certificates to such subscribers representing the number of shares subscribed for and purchased by them and deposited in the Voting Trust. Stock certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are shareholders prior to such subscription and who are not parties to the Voting Trust Agreement ("Non-Participating Shareholders") shall be issued and delivered directly to such subscribers.

         5.3. Subscribers bound by provisions in Restated Certificate of Incorporation, as amended.

         All shares of Common Stock subscribed for shall be issued and held subject to all the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation, as amended, of the Company, which provides, among other things, that the Company has the option to repurchase outstanding shares of Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any shareholder shall desire to sell, transfer or otherwise dispose of any of his or her shares, or in the event of his or her death (in which case the option is exercisable beginning one year after the date of death) or in the event of termination of his or her employment other than by retirement on a pension. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.3 or for purposes of the Restated Certificate of Incorporation. The Voting Trust Certificates issued and to be issued under the Voting Trust Agreement provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions upon which shares of Common Stock are issued and held. Each subscriber, by completing a Subscription Agreement, specifically agrees to be bound by all provisions of this Section 5.3 and agrees that all stock certificates or Voting Trust Certificates owned by such subscriber shall be subject to such provisions.

         5.4. Cancellation of subscription on termination of employment.

         In the event of the death of a subscriber or the termination of his or her employment other than by retirement on a pension (except a deferred pension) before any or all of the shares of Common Stock subscribed for are issued, his or her subscription shall be cancelled as to shares not then issued, and the subscriber or the subscriber's estate shall be entitled to receive the total amount of the purchase price, if any, then held by the Company for unissued shares under this Plan, without interest. Payment of such amount by the Company shall operate as a cancellation and satisfaction of all rights under his or her Subscription Agreement. Refund of any balance due employees who terminate service shall be made in the quarter following termination. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.4.

         5.5. Interpretation and implementation; amendment.

         The determination of the Board of Directors of the Company upon any question concerning the application or interpretation of any of the provisions of this Plan or, of the Subscription Agreement or any offering conducted under this Plan shall be final, and no director shall incur any liability or obligation by reason of any error of fact or of law or of any matter or thing done or suffered or omitted to be done in connection with any such determination or interpretation or otherwise, except any attributable to that director's own willful misconduct. This Plan may be amended, in whole or in part, by the Board of Directors, provided, however that, any amendment to Section 1 or Section 6 shall require the consent of the Shareholders of the Company. The Executive Committee of the Board of Directors shall have the power to exercise all authority granted to the Board of Directors by the Plan and to take any action the Board of Directors may take under or with respect to the Plan.

6. CERTAIN CORPORATE ACTION NOT TO BE TAKEN WITHOUT NOTICE.

         The Company will not take any action that would result in a distribution to its shareholders of shares of Common Stock or other assets (except the payment of cash dividends on shares of Common Stock or the issuance of shares of Common Stock pursuant to installment payments made under Section 4.2) without first giving notice of such proposed action to all subscribers who elected Method B and have not then paid their subscriptions in full and granting such subscribers an opportunity within such time (not to be less than 20 days) and in such manner as the Board of Directors may determine to be reasonable, to complete their payments on all shares subscribed for by them and thereby to become shareholders entitled to the benefit of and subject to such action.

7. RIGHT OF THE COMPANY TO ISSUE AND SELL ADDITIONAL SHARES OF COMMON STOCK.

         Nothing in this Plan shall be construed to limit or restrict in any way the right of the Company from time to time hereafter to sell any of the shares offered pursuant to this Plan and not issued pursuant to subscriptions made hereunder or any shares that may now or hereafter be authorized or may now or hereafter be reacquired by the Company upon exercise of the repurchase option described in Section 5.3 or otherwise.

         Set forth below is the form of the Subscription Agreement approved for use in connection with the Plan:

                           SUBSCRIPTION AGREEMENT

         1. I hereby subscribe to purchase ______ shares of Common Stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), of Graybar Electric Company, Inc., a New York corporation (the "Company"), under and pursuant to the terms and conditions stated below and of the Common Stock Purchase Plan dated as of June 10, 2004 of the Company (the "Plan"). I agree to pay $20.00 for each such share using only
                                                                      ----
one of the following options:

                                                                                               NUMBER OF SHARES
                                                                                               ----------------
Full Payment       Payment in full on or before January __, 200__. In the
                   event that I do not make payment in full by the date
                   indicated above, I hereby authorize the Company to
                   convert my subscription to the Payroll Deduction option
                   described below.                                                           ------------------

Payroll Deduction  Payment in twenty-three (23) equal installments payable by payroll deduction at each regular payroll date
                   commencing on January ________. Upon acceptance of this
                   subscription, (i) I direct that, during such time as I
                   shall be on the Company's or Commonwealth Controls
                   Corporation's payroll, I hereby authorize periodic
                   payroll deductions to be made from my salary in
                   accordance with this Agreement and the Plan and applied
                   to the purchase price of the shares subscribed for until
                   such shares are fully paid for or until my subscription
                   is cancelled in accordance with Section 5.4 of the Plan;
                   and (ii) I promise that during such time as I shall no
                   longer be on the Company's or Commonwealth Controls
                   Corporation's payroll I will make monthly payments
                   directly to the Treasurer of the Company in accordance
                   with the Plan, to be applied to the purchase price of the
                   shares subscribed for by me, until such shares are fully
                   paid for or until my subscription is cancelled in
                   accordance with Section 5.4 of the Plan.                                   ------------------

         2. I understand that the number of shares I hereby subscribe for may be reduced as provided in Section 3.3 of the Plan.

         3. If I am a party to the Voting Trust Agreement dated as of April 1, 1997 (the "Voting Trust Agreement") relating to shares of Common Stock of the Company, or if I become a party to the Voting Trust Agreement pursuant to Section 4 of this Subscription Agreement, I agree and direct that certificates for the shares of Common Stock purchased by me pursuant hereto, when issuable pursuant to the Plan, be issued to and deposited with the Voting Trustees under the Voting Trust Agreement who will issue Voting Trust Certificates in my name for the certificates so deposited.

         4. This Section 4 does not apply to subscribers who prior to signing this Agreement are already parties to the Voting Trust Agreement or to subscribers who prior to signing this Agreement are already shareholders of record of Common Stock and are not parties to the Voting Trust Agreement.

                   (a) I hereby represent and warrant that I have received
                       a copy of the Voting Trust Agreement, that I am familiar with its terms and provisions and that I desire to become a party to the Voting Trust Agreement and be bound thereby.

                   (b) I hereby authorize M. J. Beagen or C. B. Temple as
                       my attorney-in-fact, both with full power of substitution, to execute and deliver the Voting Trust Agreement on my behalf.

                   (c) I recognize that this power of attorney constitutes
                       an election to participate in the Voting Trust Agreement, which is given in consideration of a similar election made by other employees of the Company or Commonwealth Controls Corporation and is therefore irrevocable.

         5. I have read the Plan and, for the considerations stated therein and for the privilege of subscribing for such shares of Common Stock, I agree to be bound by all of the provisions of the Plan, including without limitation all the terms set forth in Section 5 of the Plan.

         6. I request and direct that any Voting Trust Certificates or stock certificates issued in my name pursuant to this subscription be registered in the same name as Voting Trust Certificates or stock certificates previously issued to me or, if I am not currently a holder of Voting Trust Certificates or stock certificates, in my name as shown on the payroll records of the Company or Commonwealth Controls Corporation.



                                  -----------------------------------------
                                             Signature of Subscriber
                                             -----------------------


                                  DATED:                         , 200
                                        -------------------------     --

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.
         -------------------------------------------

         Securities and Exchange Commission registration fee........  $  1,530
         Printing fees and communication expenses...................    35,000*
         Legal fees and expenses....................................    25,000*
         Accounting fees and expenses...............................    10,000*
         Miscellaneous..............................................    28,470*
                                                                      --------
                                                                      $100,000*
                                                                      ========

-----------------
* Estimated.

ITEM 15. Indemnification of Directors and Officers.
         -----------------------------------------

Sections 721 through 726 of the New York Business Corporation Law provide as follows:

         Section 721. NONEXCLUSIVITY OF STATUTORY PROVISIONS FOR
INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

         Section 722.  AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND
OFFICERS.

         (a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

         (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

         (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

         (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

         Section 723.  PAYMENT OF INDEMNIFICATION OTHER THAN BY COURT AWARD.

         (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

         (b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

             (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

             (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

                      (A) By the board upon the opinion in writing of
                  independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

                      (B) By the shareholders upon a finding that the
                  director or officer has met the applicable standard of conduct set forth in such sections.

         (c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

         Section 724.  INDEMNIFICATION OF DIRECTORS AND OFFICERS BY A COURT.

         (a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section
723. Application therefor may be made, in every case, either:

             (1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

             (2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

         (b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

         (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

         Section 725. OTHER PROVISIONS AFFECTING INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

         (b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

             (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

             (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

             (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

         (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

         (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

         (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

         (f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

         Section 726  INSURANCE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

             (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

             (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

             (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

         (b) No insurance under paragraph (a) may provide for any payment other than cost of defense, to or on behalf of any director or officer:

             (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

             (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

         (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

         (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

         (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Article VIII of the Company's By-Laws provides:

         To the full extent authorized by law, the corporation shall and hereby does indemnify any person who shall at any time be made, or threatened to be made, a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or his intestate is or was a director or officer of the corporation or served another corporation in any capacity at the request of the corporation.

Section 5.03(c) of the Voting Trust Agreement provides:

         The Corporation covenants and agrees, and in the event the Corporation shall not do so for any reason whatsoever the Participating Shareholders in consideration of the Voting Trustees having agreed to serve in that capacity for the benefit of the Participating Shareholders covenant and agree ratably in accordance with the number of shares of Common Stock represented by their respective Voting Trust Certificates, to indemnify each Voting Trustee and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) for, and to hold him harmless against, any tax, loss, liability or expense incurred for any reason other than his own individual willful misconduct, arising out of or in connection with the acceptance or administration of the 1997 Voting Trust, and the performance of his duties and obligations hereunder and the exercise of his rights and powers hereunder, including the costs and expenses of defending himself against any claim of liability. The obligations under this Section 5.03(c) of the Corporation and the Participating Shareholders to indemnify the Voting Trustees and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) shall be payable from any funds or other assets held by the Voting Trustees hereunder for the account of the Corporation or the Participating Shareholders as the case may be.

         Effective December 1, 2004, the Company renewed the insurance covering directors and officers along with the fiduciary liability which covers certain other employees, against liabilities imposed on them as a result of their employment with the Company. This insurance was previously covered by Federal Insurance Company (a member of the Chubb Group). At renewal in 2004, the coverage was split between Federal Insurance Company and St. Paul Insurance Company for a total premium of $234,605 through November 30, 2005.

ITEM 16. Exhibits.
         --------

4. Instruments defining the rights of security holders, including indentures:
   -------------------------------------------------------------------------

         (i) Restated Certificate of Incorporation, as amended, filed as
Exhibit 4(i) to the Company's Registration Statement on Form S-1
(Registration No. 333-15761) and incorporated herein by reference.

         (ii) Certificate of Amendment of Certificate of Incorporation, filed as Exhibit 4(ii) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

         (iii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

         The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

5. Opinion re legality
   -------------------

         Opinion of Winston & Strawn LLP.

10. Material Contracts
    ------------------

         (i) Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

         (ii) Form of Deferral Agreement entered into between the Company and certain employees, filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

         (iii) Form of Supplemental Benefit Plan covering certain employees, filed as Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

         (iv) Receivables Sale Agreement, dated June 30, 2000, between Graybar Electric Company, Inc. and Graybar Commerce Corporation filed as
Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference.

         (v) Receivables Purchase Agreement, dated June 30, 2000, among Graybar Commerce Corporation, as Seller, Graybar Electric Company, Inc., as Servicer, Falcon Asset Securitization Corporation and Bank One, NA, as Agent, and other financial institutions named therein; Amendments to Receivables Purchase Agreement dated January 1, 2001, June 22, 2001, August 29, 2001, October 26, 2001, December 31, 2001, October 23, 2002, and
December 23, 2002, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated October 22, 2003, filed as an exhibit 10(v) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

         (vi) 364-Day Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent, and other banks named therein; filed as an exhibit 10(vi) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

         (vii) First Amendment, dated July 21, 2005, to Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent and other banks named therein.

*Compensation arrangement

23. Consents
    --------

         (a) Consent of Ernst & Young LLP.

         (b) Consent of Winston & Strawn LLP, (contained in the opinion filed as Exhibit 5 and incorporated herein by reference).

24. Powers of attorney
    ------------------

         Powers of attorney of certain directors and officers of the company (included on page II-8 of this registration statement.)

ITEM 17. Undertakings.
         ------------

         (i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company or the Voting Trustees pursuant to the foregoing provisions, or otherwise, the Company and the Voting Trustees have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company or the Voting Trustees of expenses incurred or paid by a director, officer or controlling person of the Company or the Voting Trustees in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company or the Voting Trustees will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri on the 29th day of August 2005.

                                        GRAYBAR ELECTRIC COMPANY, INC.



                                        By: /s/T.F. Dowd
                                            ----------------------------------
                                            T.F. Dowd, Vice President, General
                                            Counsel and Secretary

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints R. A. Reynolds, Jr. and T. F. Dowd, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed by the following persons in the capacities indicated on August 29, 2005.

         Signature                                     Title
         ---------                                     -----

/s/ R.A. Reynolds, Jr.                  Director and Chairman of the Board and
----------------------------            President (Principal Executive Officer)
(R.A. Reynolds, Jr.)


/s/ D.B. D'Alessandro                   Director, Senior Vice President
----------------------------            (Principal Financial Officer)
(D.B. D'Alessandro)

                                 DIRECTORS:

/s/ R.A. Cole                           /s/ G.D. Hodges
----------------------------            ----------------------------
(R.A. Cole)                             (G.D. Hodges)


/s/ D.E. DeSousa                        /s/ F.H. Hughes
----------------------------            ----------------------------
(D.E. DeSousa)                          (F.H. Hughes)


/s/ T.F. Dowd                           /s/ K.M. Mazzarella
----------------------------            ----------------------------
(T.F. Dowd)                             (K.M. Mazzarella)


/s/ L.R. Giglio                         /s/ R.D. Offenbacher
----------------------------            ----------------------------
(L.R. Giglio)                           (R.D. Offenbacher)


/s/ T.S. Gurganous                      /s/ K.B. Sparks
----------------------------            ----------------------------
(T.S. Gurganous)                        (K.B. Sparks)

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement on Form S-2 has been signed by the following persons, as Voting Trustees, on August 29, 2005.

                                 Signatures
                                 ----------


                                        /s/ R.A. Reynolds, Jr.
                                        ----------------------------
                                        (R.A. Reynolds, Jr.)


                                        /s/ D.E. DeSousa
                                        ----------------------------
                                        (D.E. DeSousa)


                                        /s/ L.R. Giglio
                                        ----------------------------
                                        (L.R. Giglio)


                                        /s/ T.S. Gurganous
                                        ----------------------------
                                        (T.S. Gurganous)


                                        /s/ R.D. Offenbacher
                                        ----------------------------
                                        (R.D. Offenbacher)

                              INDEX TO EXHIBITS

                                  EXHIBITS
                                  --------

4.     Instruments defining the rights of security holders, including indentures

             (i) Restated Certificate of Incorporation, as amended, filed as
       Exhibit 4(i) to the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

             (ii) Certificate of Amendment of Certificate of Incorporation, filed as Exhibit 4(ii) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

             (iii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Company's Registration Statement on Form S-1
       (Registration No. 333-15761) and incorporated herein by reference.

5.     Opinion re legality

             Opinion of Winston & Strawn LLP

10.    Material Contracts

             (i) Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

             (ii) Form of Deferral Agreement entered into between the Company and certain employees, filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

             (iii) Form of Supplemental Benefit Plan covering certain employees, filed as Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

             (iv) Receivables Sale Agreement, dated June 30, 2000, between Graybar Electric Company, Inc. and Graybar Commerce Corporation filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference.

             (v) Receivables Purchase Agreement, dated June 30, 2000, among Graybar Commerce Corporation, as Seller, Graybar Electric Company, Inc., as Servicer, Falcon Asset Securitization Corporation and Bank One, NA, as Agent, and other financial institutions named therein; Amendments to Receivables Purchase Agreement dated January 1, 2001, June 22, 2001, August 29, 2001, October 26, 2001, December 31, 2001,
       October 23, 2002, and December 23, 2002, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated October 22, 2003, filed as an exhibit 10(v) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

             (vi) 364-Day Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent, and other banks named therein; filed as an exhibit 10(vi) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference.

             (vii) First Amendment, dated July 21, 2005, to 364-Day Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent and other banks named therein.

*Compensation arrangement

23.    Consents

             (a)    Consent of Ernst & Young LLP

             (b) Consent of Winston & Strawn LLP, (contained in the opinion previously filed as Exhibit 5 to this registration statement and incorporated herein by reference).

24.    Powers of attorney

         Powers of attorney of certain directors and officers of the Company, (included on page II-8 of this registration statement.)